Exhibit 99.1

ALIBABA GROUP HOLDING LIMITED
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alibaba Group Holding Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alibaba Group Holding Limited and its subsidiaries (the "Company") as of March 31, 2018 and 2019, and the related consolidated income statements, consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(t), Note 11 and Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for its investments in equity securities for the year ended March 31, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 15 of the Company's 2019 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong, June 5, 2019, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the Share Subdivision and the ADS Ratio Change discussed in Note 2(a), as to which the date is November 13, 2019

We have served as the Company's auditor since 1999.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED INCOME STATEMENTS

		Year ended March 31,
		2017	2018	2019
		RMB	RMB	RMB	US$
					(Note 2(a))
		(in millions, except per share data)
	Notes
Revenue	5, 21	158,273	250,266	376,844	56,152
Cost of revenue	21	(59,483)	(107,044)	(206,929)	(30,833)
Product development expenses	21	(17,060)	(22,754)	(37,435)	(5,578)
Sales and marketing expenses	21	(16,314)	(27,299)	(39,780)	(5,928)
General and administrative expenses	21	(12,239)	(16,241)	(24,889)	(3,708)
Amortization of intangible assets	15	(5,122)	(7,120)	(10,727)	(1,599)
Impairment of goodwill	16	—	(494)	—	—

Income from operations		48,055	69,314	57,084	8,506
Interest and investment income, net		8,559	30,495	44,106	6,572
Interest expense		(2,671)	(3,566)	(5,190)	(773)
Other income, net	6, 21	6,086	4,160	221	32

Income before income tax and share of results of equity investees		60,029	100,403	96,221	14,337
Income tax expenses	7	(13,776)	(18,199)	(16,553)	(2,466)
Share of results of equity investees	13	(5,027)	(20,792)	566	84

Net income		41,226	61,412	80,234	11,955
Net loss attributable to noncontrolling interests		2,449	2,681	7,652	1,140

Net income attributable to Alibaba Group Holding Limited		43,675	64,093	87,886	13,095
Accretion of mezzanine equity		—	(108)	(286)	(42)

Net income attributable to ordinary shareholders		43,675	63,985	87,600	13,053

Earnings per share attributable to ordinary shareholders (Note)	9
Basic		2.19	3.13	4.24	0.63
Diluted		2.12	3.06	4.17	0.62
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	9
Basic		17.52	25.06	33.95	5.06
Diluted		16.97	24.51	33.38	4.97
Weighted average number of shares used in computing earnings per share (million shares) (Note)	9
Basic		19,941	20,425	20,640
Diluted		20,579	20,881	20,988
Note:
Basic and diluted earnings per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Net income	41,226	61,412	80,234	11,955

Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized (losses) gains	(2,191)	(805)	1,068	159
Reclassification adjustment for losses recorded in net income	44	—	—	—

Net change	(2,147)	(805)	1,068	159

- Available-for-sale securities:
Change in unrealized gains	8,911	769	—	—
Reclassification adjustment for (gains) losses recorded in net income	(5,764)	57	—	—
Tax effect	(1,042)	385	—	—

Net change	2,105	1,211	—	—

- Share of other comprehensive income of equity method investees:
Change in unrealized gains (losses)	780	(930)	582	87

- Interest rate swaps under hedge accounting and others:
Change in unrealized gains (losses)	433	143	(295)	(44)

- Forward exchange contracts under hedge accounting:
Change in unrealized gains (losses)	169	(85)	—	—

Other comprehensive income (loss)	1,340	(466)	1,355	202

Total comprehensive income	42,566	60,946	81,589	12,157
Total comprehensive loss attributable to noncontrolling interests	389	2,215	6,637	989

Total comprehensive income attributable to ordinary shareholders	42,955	63,161	88,226	13,146

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		As of March 31,
		2018	2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Assets
Current assets:
Cash and cash equivalents	2(p)	199,309	189,976	28,308
Short-term investments	2(q)	6,086	3,262	486
Restricted cash and escrow receivables	10	3,417	8,518	1,269
Investment securities	11	4,815	9,927	1,479
Prepayments, receivables and other assets	12	43,228	58,590	8,730

Total current assets		256,855	270,273	40,272
Investment securities	11	38,192	157,090	23,407
Prepayments, receivables and other assets	12	26,274	28,018	4,175
Investments in equity investees	13	139,700	84,454	12,584
Property and equipment, net	14	66,489	92,030	13,713
Intangible assets, net	15	27,465	68,276	10,173
Goodwill	16	162,149	264,935	39,477

Total assets		717,124	965,076	143,801

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Current bank borrowings	19	6,028	7,356	1,096
Current unsecured senior notes	20	—	15,110	2,251
Income tax payable		13,689	17,685	2,635
Escrow money payable	10	3,053	8,250	1,229
Accrued expenses, accounts payable and other liabilities	18	81,165	117,711	17,540
Merchant deposits	2(ad)	9,578	10,762	1,604
Deferred revenue and customer advances	17	22,297	30,795	4,589

Total current liabilities		135,810	207,669	30,944
Deferred revenue	17	993	1,467	219
Deferred tax liabilities	7	19,312	22,517	3,355
Non-current bank borrowings	19	34,153	35,427	5,279
Non-current unsecured senior notes	20	85,372	76,407	11,385
Other liabilities	18	2,045	6,187	922

Total liabilities		277,685	349,674	52,104

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		As of March 31,
		2018	2019
		RMB	RMB	US$
				(Note 2(a))
		(in millions)
	Notes
Commitments and contingencies	23, 24	—	—	—
Mezzanine equity		3,001	6,819	1,016
Shareholders' equity:
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2018 and 2019; 20,575,438,744 and 20,696,476,576 shares issued and outstanding as of March 31, 2018 and 2019, respectively (Note)		1	1	—
Additional paid-in capital		186,764	231,783	34,537
Treasury shares, at cost	2(ag)	(2,233)	—	—
Restructuring reserve	4(a)	(361)	(97)	(15)
Subscription receivables		(163)	(49)	(7)
Statutory reserves	2(ah)	4,378	5,068	755
Accumulated other comprehensive income (loss)
Cumulative translation adjustments		(3,594)	(2,592)	(386)
Unrealized gains on available-for-sale securities, interest rate swaps and others		8,677	257	38
Retained earnings		172,353	257,886	38,426

Total shareholders' equity		365,822	492,257	73,348
Noncontrolling interests		70,616	116,326	17,333

Total equity		436,438	608,583	90,681

Total liabilities, mezzanine equity and equity		717,124	965,076	143,801

Note:   Par value per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
	Share (Note)	Amount	Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2016	19,791,422,872	1	132,206	—	(888)	(172)	3,244	(1,050)	4,894	78,752	216,987	32,552	249,539
Foreign currency translation adjustment	—	—	—	—	—	(17)	—	(2,612)	322	—	(2,307)	99	(2,208)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	2,105	—	2,105	—	2,105
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	1,419	—	—	—	—	—	780	—	2,199	—	2,199
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	169	—	169	—	169
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	433	—	433	—	433
Net income for the year	—	—	—	—	—	—	—	—	—	43,675	43,675	(488)	43,187
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	44	—	—	44	—	44
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	9,209	9,209
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	449,325,240	—	575	—	—	126	—	—	—	—	701	—	701
Repurchase and retirement of ordinary shares	(216,432,112)	—	(149)	—	—	—	—	—	—	(13,033)	(13,182)	—	(13,182)
Transactions with noncontrolling interests	—	—	210	—	—	—	—	—	—	—	210	571	781
Amortization of compensation cost	—	—	15,610	—	—	—	—	—	—	—	15,610	487	16,097
Tax benefits from share-based awards	—	—	689	—	—	—	—	—	—	—	689	—	689
Issuance of ordinary shares (Note 4(y))	210,597,512	—	14,012	(2,823)	—	—	—	—	—	—	11,189	—	11,189
Exercise of right of subscription by noncontrolling interest for Partner Capital Investment Plan (Note 8(c))	—	—	—	—	—	—	—	—	—	—	—	100	100
Appropriation to statutory reserves	—	—	—	—	—	—	836	—	—	(836)	—	—	—
Others	—	—	13	—	264	—	—	—	—	—	277	(200)	77

Balance as of March 31, 2017	20,234,913,512	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129

Note:    The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
	Share (Note)	Amount	Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of April 1, 2017	20,234,913,512	1	164,585	(2,823)	(624)	(63)	4,080	(3,618)	8,703	108,558	278,799	42,330	321,129
Foreign currency translation adjustment	—	—	—	—	—	14	—	24	(366)	—	(328)	(463)	(791)
Net change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	1,212	—	1,212	(1)	1,211
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(525)	—	—	—	—	—	(930)	—	(1,455)	—	(1,455)
Change in fair value of forward exchange contracts under hedge accounting	—	—	—	—	—	—	—	—	(85)	—	(85)	—	(85)
Change in fair value of interest rate swaps under hedge accounting	—	—	—	—	—	—	—	—	143	—	143	—	143
Net income for the year	—	—	—	—	—	—	—	—	—	64,093	64,093	(1,751)	62,342
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	40,087	40,087
Issuance of shares, including exercise of share options and vesting of early exercised options and RSUs, including repayment of related employee loans	340,525,232	—	3,945	—	—	(114)	—	—	—	—	3,831	—	3,831
Transactions with noncontrolling interests	—	—	(186)	—	—	—	—	—	—	—	(186)	(10,513)	(10,699)
Amortization of compensation cost	—	—	19,053	—	—	—	—	—	—	—	19,053	1,039	20,092
Partial disposal of the Company's shares by Suning (Note 4(y))	—	—	—	590	—	—	—	—	—	—	590	—	590
Appropriation to statutory reserves	—	—	—	—	—	—	298	—	—	(298)	—	—	—
Others	—	—	(108)	—	263	—	—	—	—	—	155	(112)	43

Balance as of March 31, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438

Note:    The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

								Accumulated other comprehensive income (loss)
									Unrealized gains (losses) on available-for-sale securities, interest rate swaps and others
	Ordinary shares
	Share (Note)	Amount	Additional paid-in capital	Treasury shares	Restructuring reserve (Note 4(a))	Subscription receivables	Statutory reserves	Cumulative translation adjustments		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of March 31, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,594)	8,677	172,353	365,822	70,616	436,438
Cumulative effect of change in accounting principle (Note 2(t))	—	—	—	—	—	—	—	(32)	(8,164)	8,196	—	—	—

Balance as of April 1, 2018	20,575,438,744	1	186,764	(2,233)	(361)	(163)	4,378	(3,626)	513	180,549	365,822	70,616	436,438

Foreign currency translation adjustment	—	—	—	—	—	(12)	—	452	39	—	479	577	1,056
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	142	—	—	—	—	582	—	—	724	—	724
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	—	—	(295)	—	(295)	—	(295)
Net income for the year	—	—	—	—	—	—	—	—	—	87,886	87,886	(7,214)	80,672
Acquisition of subsidiaries	—	—	7,515	—	—	—	—	—	—	—	7,515	49,805	57,320
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	208,011,512	—	228	—	—	126	—	—	—	—	354	—	354
Repurchase and retirement of ordinary shares	(86,973,680)	—	(1,013)	—	—	—	—	—	—	(9,859)	(10,872)	—	(10,872)
Transactions with noncontrolling interests	—	—	3,412	—	—	—	—	—	—	—	3,412	406	3,818
Amortization of compensation cost	—	—	35,015	—	—	—	—	—	—	—	35,015	2,586	37,601
Disposal of the Company's shares by Suning (Note 4(y))	—	—	—	2,233	—	—	—	—	—	—	2,233	—	2,233
Appropriation to statutory reserves	—	—	—	—	—	—	690	—	—	(690)	—	—	—
Others	—	—	(280)	—	264	—	—	—	—	—	(16)	(450)	(466)

Balance as of March 31, 2019	20,696,476,576	1	231,783	—	(97)	(49)	5,068	(2,592)	257	257,886	492,257	116,326	608,583

Note:    The number of shares has been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from operating activities:
Net income	41,226	61,412	80,234	11,955
Adjustments to reconcile net income to net cash provided by operating activities:
Revaluation gain on previously held equity interest	(770)	(24,436)	(30,187)	(4,498)
Gain on disposals of equity investees	(536)	(2,971)	(42)	(6)
Realized and unrealized gain related to investment securities	(5,488)	(70)	(16,082)	(2,396)
Change in fair value of other assets and liabilities	(759)	1,415	(1,422)	(212)
Loss (Gain) on disposals of subsidiaries	35	(14)	4	—
Depreciation and amortization of property and equipment and land use rights	5,284	8,789	14,962	2,229
Amortization of intangible assets and licensed copyrights	9,008	13,231	22,118	3,295
Tax benefits from share-based awards	(1,369)	—	—	—
Share-based compensation expense	15,995	20,075	37,491	5,586
Impairment of cost method investees and investment securities	2,298	1,816	10,867	1,619
Impairment of goodwill and licensed copyrights	857	1,295	2,843	424
Loss (Gain) on disposals of property and equipment	34	(95)	55	8
Amortization of restructuring reserve	264	264	264	39
Share of results of equity investees	5,027	20,792	(566)	(84)
Deferred income taxes	281	976	(2,197)	(327)
Allowance for doubtful accounts	1,680	601	383	57
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Prepayments, receivables and other assets	(8,237)	(14,765)	(10,185)	(1,517)
Income tax payable	4,698	6,610	3,060	456
Escrow money payable	2,528	643	5,197	774
Accrued expenses, accounts payable and other liabilities	5,312	23,158	24,355	3,629
Merchant deposits	875	1,389	1,184	177
Deferred revenue and customer advances	4,611	5,690	8,639	1,288

Net cash provided by operating activities	82,854	125,805	150,975	22,496

Cash flows from investing activities:
Decrease (Increase) in short-term investments, net	5,761	(730)	8,028	1,196
Decrease in trading securities, net	468	—	—	—
Payments for settlement of forward exchange contracts	(256)	(582)	(15)	(3)
Acquisitions of investment securities	(4,677)	(11,872)	(72,472)	(10,799)
Disposals of investment securities	4,354	7,223	10,057	1,499
Acquisitions of equity investees	(39,429)	(53,742)	(11,860)	(1,767)
Disposals of equity investees	4,941	6,185	282	42
Acquisitions of:
Land use rights and construction in progress relating to office campus	(5,326)	(4,027)	(3,146)	(468)
Other property and equipment	(5,680)	(15,601)	(32,336)	(4,818)
Licensed copyrights and other intangible assets	(6,540)	(10,208)	(14,161)	(2,110)
Cash paid for business combinations, net of cash acquired	(33,448)	(515)	(35,434)	(5,280)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	250	(27)	(10)	(2)
Loans to employees, net of repayments	3	132	7	1

Net cash used in investing activities	(79,579)	(83,764)	(151,060)	(22,509)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(a))
	(in millions)
Cash flows from financing activities:
Issuance of ordinary shares	14,607	399	354	53
Repurchase of ordinary shares	(13,182)	—	(10,872)	(1,620)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	(13,627)	(1,123)	(167)
Payment for settlement of contingent consideration	—	(770)	—	—
Subscription of rights for Partner Capital Investment Plan (Note 8(c))	87	—	—	—
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(163)	(112)	(226)	(34)
Capital injection from noncontrolling interests	1,543	1,124	8,706	1,297
Tax benefits from share-based awards	689	—	—	—
Proceeds from bank borrowings and other borrowings	96,677	26,824	12,116	1,806
Repayment of bank borrowings	(67,344)	(30,414)	(16,347)	(2,436)
Proceeds from unsecured senior notes	—	45,817	—	—
Repayment of unsecured senior notes	—	(8,602)	—	—
Upfront fee payment for a revolving credit facility	—	(280)	—	—

Net cash provided by (used in) financing activities	32,914	20,359	(7,392)	(1,101)

Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	2,038	(6,065)	3,245	484

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	38,227	56,335	(4,232)	(630)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of year	108,164	146,391	202,726	30,207

Cash and cash equivalents, restricted cash and escrow receivables at end of year	146,391	202,726	198,494	29,577

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Supplemental disclosures of cash flow information:

Payment of income taxes

Income tax paid was RMB9,652 million, RMB10,058 million and RMB15,713 million, for the years ended March 31, 2017, 2018 and 2019, respectively.

Payment of interest

Interest paid was RMB2,465 million, RMB2,884 million and RMB4,972 million for the years ended March 31, 2017, 2018 and 2019, respectively.

Business combinations

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Cash paid for business combinations	(41,836)	(17,300)	(48,206)
Cash acquired in business combinations	8,388	16,785	12,772

	(33,448)	(515)	(35,434)

The accompanying notes form an integral part of these consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

1.     Organization and principal activities

  Alibaba Group Holding Limited (the "Company") is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term "Company" also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. Major shareholders of the Company include SoftBank Group Corp. (together with its subsidiaries, "SoftBank") and Altaba Inc. (formerly known as Yahoo! Inc.) ("Altaba").

  The Company has four operating and reportable segments, namely core commerce, cloud computing, digital media and entertainment, and innovation initiatives and others.

  The Company's core commerce segment is mainly comprised of (i) the retail and wholesale commerce businesses, (ii) the logistics services business and (iii) the local consumer services business. Retail commerce businesses in the People's Republic of China (the "PRC" or "China") primarily include the mobile commerce destination ("Taobao Marketplace") and the third-party online and mobile platform for brands and retailers ("Tmall"). Retail commerce businesses — cross-border and global include the e-commerce platform across Southeast Asia operated by Lazada (Note 4(i)), the global retail marketplace enabling consumers from around the world to buy directly from manufacturers and distributors primarily in China ("AliExpress") and the import e-commerce platform that allows overseas brands and retailers to reach Chinese consumers ("Tmall Global"). Wholesale commerce businesses in China include the integrated domestic wholesale marketplace ("1688.com"). Wholesale commerce businesses — cross-border and global include the integrated international online wholesale marketplace ("Alibaba.com"). Logistics services business includes a logistics data platform and a nationwide fulfillment network through Cainiao Network (Note 4(f)). Local consumer services business includes the on-demand delivery and local services platform operated by Ele.me (Note 4(c)) and the restaurant and local services guide platform for in-store consumption operated by Koubei (Note 4(c)).

  The Company's cloud computing segment is comprised of Alibaba Cloud, which offers a complete suite of cloud services including elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and Internet of Things ("IoT") services.

  The Company's digital media and entertainment segment leverages the Company's deep data insights to serve the broader interests of consumers through two key distribution platforms, Youku (Note 4(h)) and UC Browser, and through Alibaba Pictures (Note 4(b)) and the Company's other diverse content platforms that provide online videos, films, live events, news feeds, literature and music, among other areas.

  The Company's innovation initiatives and others segment includes businesses such as Amap (formerly AutoNavi), DingTalk, Tmall Genie and others.

  The Company has a profit sharing interest in Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (together with its subsidiaries including Alipay.com Co., Ltd. ("Alipay"), "Ant Financial") (Note 4(a)). Ant Financial is an unconsolidated related party that provides payment and financial services to consumers and merchants on the Company's platforms.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies

(a)   Basis of presentation

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

  Effective on July 30, 2019, the Company subdivided each of its issued and unissued ordinary shares into eight ordinary shares (the "Share Subdivision"). Following the Share Subdivision, the Company's authorized share capital is US$100,000 divided into 32,000,000,000 ordinary shares with a par value of US$0.000003125 each. The number of issued and unissued ordinary shares as disclosed elsewhere in these consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and have been retrospectively adjusted.

  Simultaneously with the Share Subdivision, the change in ratio of the Company's American depositary share ("ADS") to ordinary share (the "ADS Ratio Change") also became effective. Following the ADS Ratio Change, each ADS now represents eight ordinary shares. Previously, each ADS represented one ordinary share. Given that the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company's outstanding ADSs remains unchanged immediately after the Share Subdivision and the ADS Ratio Change became effective.

  Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from Renminbi ("RMB") into the United States Dollar ("US$") as of and for the year ended March 31, 2019 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB6.7112, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

(b)   Use of estimates

  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)   Consolidation

  The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly wholly owned by the Company ("WFOEs") and variable interest entities ("VIEs") over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

  A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

  Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these PRC domestic companies that are material to the Company's business are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Alibaba Cloud Computing Ltd., Hangzhou Alibaba Advertising Co., Ltd. and Youku Information Technology (Beijing) Co., Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies. The Company has entered into certain exclusive technical services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

  Details of the typical structure of the Company's significant VIEs are set forth below:

  (i)
  Contracts that give the Company effective control of VIEs

    Loan agreements

    Pursuant to the relevant loan agreements, the respective WFOEs have granted loans to the equity holders of the VIEs, which may only be used for the purpose of its business operation activities agreed by the WFOEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third-party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The equity holders of the VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets, intellectual property rights or equity interests in the VIEs to any third party.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

    Exclusive call option agreements

    The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC laws (the "Capital Decrease Price"), and (B) exclusive call options to subscribe for the increased capital of the VIEs at a price equal to the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

    Proxy agreements

    Pursuant to the relevant proxy agreements, the equity holders of the VIEs irrevocably authorize any person designated by the WFOEs to exercise their rights as the equity holders of the VIEs, including without limitation the right to vote and appoint directors.

    Equity pledge agreements

    Pursuant to the relevant equity pledge agreements, the equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE held by the equity holders and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the equity holders of the VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  (ii)
  Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

    Exclusive technology services agreements or exclusive services agreements

    Each relevant VIE has entered into an exclusive technology services agreement or an exclusive services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive services to the VIE. In exchange, the VIE pays a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

    Other arrangements

    The exclusive call option agreements described above also entitle the WFOEs to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the VIEs, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIEs (after deduction of relevant tax expenses) to be received by each equity holder of the VIEs: (i) proceeds from the transfer of its equity interests in the VIEs, (ii) proceeds received in connection with a capital decease in the VIEs, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIEs upon termination or liquidation.

  Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company is the primary beneficiary of these PRC domestic companies, the Company believes that these VIEs should be consolidated based on the structure as described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  The following financial information of the VIEs in the PRC was recorded in the accompanying consolidated financial statements:

	As of March 31,
	2018	2019
	(in millions of RMB)
Cash and cash equivalents and short-term investments	7,507	15,019
Investments in equity investees and investment securities	26,611	28,230
Accounts receivable, net of allowance	5,733	9,540
Amounts due from non-VIE subsidiaries of the Company	1,949	6,398
Prepayment for licensed copyrights	1,736	2,633
Property and equipment and intangible assets	6,788	6,161
Others	4,139	5,992
Total assets	54,463	73,973
Amounts due to non-VIE subsidiaries of the Company	41,090	60,273
Accruals for purchase of licensed copyrights	3,686	3,498
Accrued expenses, accounts payable and other liabilities	10,931	14,594
Deferred revenue and customer advances	4,997	7,213
Deferred tax liabilities	995	448
Total liabilities	61,699	86,026

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Revenue (i)	24,712	32,898	66,674
Net loss	(4,688)	(6,167)	(7,063)
Net cash provided by operating activities	3,220	5,547	4,163
Net cash used in investing activities	(2,557)	(20,366)	(8,503)
Net cash provided by financing activities	2,688	14,286	12,373
  (i)
  Revenue generated by the VIEs are primarily from cloud computing services, digital media and entertainment services, local consumer services and others.

  The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 21 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

  Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(c)   Consolidation (Continued)

  Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company's own business objectives in the future.

  Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company's operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

(d)  Business combinations and noncontrolling interests

  The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

  In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

  When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

  For the Company's non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income in the consolidated income statements includes net income (loss) attributable to

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(d)  Business combinations and noncontrolling interests (Continued)

  noncontrolling interests and mezzanine equity holders when applicable. Net loss attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. During the years ended March 31, 2017, 2018 and 2019, net loss attributable to mezzanine equity holders amounted to RMB1,961 million, RMB930 million and RMB438 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests on the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(e)   Segment reporting

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is comprised of certain members of the Company's management team. The Company had four operating and reportable segments during the periods presented as set out in Notes 1 and 25.

(f)   Foreign currency translation

  The functional currency of the Company is US$. The Company's subsidiaries with operations in the PRC, Hong Kong, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company's subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

  In the financial statements of the Company's subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

(g)   Revenue recognition

  In April 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)," including related amendments and implementation guidance within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, including ASU 2014-09, "ASC 606"), issued by the Financial Accounting Standards Board ("FASB").

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  ASC 606 supersedes the revenue recognition requirements in ASC 605 and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 beginning on April 1, 2018 using the modified retrospective method applied to those contracts with the customers which were not completed as of April 1, 2018.

  Results for reporting periods beginning on April 1, 2018 are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 605. The impact of adopting the new revenue standard was not material to the consolidated financial statements and there was no adjustment to the beginning retained earnings on April 1, 2018.

  Revenue is principally comprised of customer management revenue, commissions on transactions, membership fees, logistics services revenue, cloud computing services revenue, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company's activities and is recorded net of value-added tax ("VAT"). Consistent with the criteria of ASC 606 "Revenue from Contracts with Customers," the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

  For revenue arrangements with multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling price at contract inception. Revenue arrangements with multiple distinct performance obligations, such as the sale of membership packages and customer management services on wholesale marketplaces and Youku's platforms, are not significant to the Company's total revenue.

  The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. When the Company is primarily obligated in a transaction, is generally subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. When the Company is not primarily obligated in a transaction, does not generally bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

  When services are exchanged or swapped for other services, revenue is recognized based on the estimated standalone selling price of services promised to customer if the fair value of the services received cannot be reasonably estimated. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

  Practical expedients and exemptions

  The Company applies the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less and contracts for which revenue is recognized at the amount to which the Company has the right to invoice for services performed.

  The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a result, the Company applies the practical expedient and does not adjust any of the transaction price for the time value of money.

  Revenue recognition policies by type are as follows:

  (i)
  Customer management revenue

    Within the core commerce segment, the Company provides the following customer management services to merchants on the Company's retail and wholesale marketplaces and certain third-party marketing affiliates' websites:

    Pay for performance ("P4P") marketing services

    P4P marketing services allow merchants to bid for keywords that match product or service listings appearing in search or browser results on the Company's marketplaces. Merchants bid for keywords through an online bidding system. The positioning of the listings and the price for the positioning are determined through an online auction system, which facilitates price discovery through a market-based mechanism. In general, merchants prepay for P4P marketing services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered.

    Display marketing services

    Display marketing services allow merchants to place advertisements on the Company's marketplaces, at fixed prices or prices established by a real-time bidding system and in particular formats. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized either ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is viewed by users, depending on the type of marketing services selected by the merchants.

    The Company also places P4P marketing services content and display marketing content through the third-party marketing affiliate program. A substantial portion of customer management revenue generated through the third-party marketing affiliate program represented P4P marketing services revenue. In delivery of these customer management services, the Company, through the third-party marketing affiliate program, places the P4P marketing services content of the participating merchants on third-party online resources in the forms of picture or text links through contextual relevance technology to match merchants' marketing content to the textual content of the third-party online resources and the users' attributes based on the Company's systems and algorithms. When the links on third-party online resources are clicked, users are diverted to a landing page of the Company's marketplaces where listings of the participating merchant as well as similar products or services of other merchants are presented. In limited

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

    cases, the Company may embed a search box for one of its marketplaces on the third-party online resources, and when a keyword is input into the search box, the user will be diverted to the Company's marketplaces where search results are presented. Revenue is recognized when the users further click on the P4P marketing content on the landing pages. The Company places display marketing content on third-party online resources in a similar manner. In general, merchants need to prepay for display marketing which is accounted for as customer advances and revenue is recognized ratably over the period in which the advertisement is displayed as merchants simultaneously consume the benefits as the advertisement is displayed.

    P4P marketing services revenue as well as display marketing revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the principal to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share the revenue, traffic acquisition cost is also recognized at the same time if the P4P marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

    Taobaoke services

    In addition, the Company offers the Taobaoke program which generates commissions from merchants for transactions completed by consumers sourced from certain third-party marketing affiliates' websites and mobile apps. The commission rates on Taobaoke are set by the merchants. The Company's portion of commission revenue is recognized at the time when the underlying transaction is completed and is recorded on a net basis principally because the Company is not the principal as it does not have latitude in establishing prices or does not have inventory risk. In certain occasions where the Company is the principal of the arrangement (such as arrangements where the Company is obligated to pay for website inventory costs in fixed amounts to third-party marketing affiliates regardless of whether commission revenue is generated from these marketing affiliates), the commission revenue is recorded on a gross basis.

    Within the digital media and entertainment segment, the Company offers P4P marketing services to merchants and marketers on websites and mobile media operated by UCWeb. Revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing services rendered. In addition, marketers can also place advertisements on websites and mobile media operated by UCWeb and Youku's platforms in different formats, including video, banners, links, logos and buttons. Revenue is recognized ratably over the period in which the advertisement is displayed as the merchants simultaneously consume the benefits as the advertisement is displayed or when an advertisement is clicked or viewed by users, depending on the type of marketing services selected by the merchants.

  (ii)
  Commissions on transactions

    The Company earns commissions from merchants when transactions are completed on Tmall and certain other retail marketplaces of the Company. The commissions are generally determined as a percentage based on the value of merchandise being sold by the merchants. The commission revenue includes merchant deposits that are expected to be non-refundable and is accounted for as variable consideration (Note 2(ad)). The variable consideration is estimated at contract inception and updated at the end of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(g)   Revenue recognition (Continued)

    each reporting period if additional information becomes available. Revenue related to commissions is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Changes to the estimated variable consideration were not material for each of the periods presented.

  (iii)
  Membership fees

    The Company earns membership fees revenue from wholesale sellers in respect of the sale of membership packages and subscriptions that allow them to host premium storefronts on the Company's wholesale marketplaces, as well as the provision of other value-added services, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku's paid content platforms. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred as deferred revenue and customer advances when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

  (iv)
  Logistics services revenue

    The Company earns logistics services revenue from domestic and international one-stop-shop logistics services and the supply chain management solutions provided by Cainiao Network as well as on-demand delivery services provided by Ele.me. Revenue is recognized at the time when the logistics services are provided.

  (v)
  Cloud computing services revenue

    The Company earns cloud computing services revenue from the provision of services such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, and machine learning platform and IoT services. These cloud computing services allow customers to use hosted software over the contract period without taking possession of the software. Cloud computing services are mainly charged on either a subscription or consumption basis. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.

  (vi)
  Sales of goods

    Revenue from the sales of goods is mainly generated from Freshippo (formerly Hema), a unique proprietary grocery retail format and new retail pathfinder in the fast-moving consumer goods category, Tmall Global, Intime (Note 4(g)) and Lazada (Note 4(i)). Revenue from the sales of goods is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company's total revenue for each of the periods presented.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(h)  Cost of revenue

  Cost of revenue consists primarily of logistics costs, cost of inventories, bandwidth and co-location fees, depreciation and maintenance expenses for servers and computers, call centers and other equipment, content acquisition costs, staff costs and share-based compensation expense, traffic acquisition costs, payment processing fees and other related incidental expenses that are directly attributable to the Company's principal operations.

(i)   Product development expenses

  Product development expenses consist primarily of staff costs and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Company, such as the development of the Internet infrastructure, applications, operating systems, software, databases and networks.

  The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software and website content. Costs incurred in the development phase are capitalized and amortized over the estimated product life. However, since the inception of the Company, the amount of costs qualifying for capitalization has been insignificant. As a result, all website and software development costs have been expensed as incurred.

(j)   Sales and marketing expenses

  Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants for the Company's marketplaces, mobile products, transaction and service platforms as well as entertainment distribution platforms.

  The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB8,799 million, RMB16,814 million and RMB22,013 million during the years ended March 31, 2017, 2018 and 2019, respectively.

(k)   Share-based compensation

  Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units ("RSUs") and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. Share-based awards granted to non-employees are initially measured at fair value on the grant date and re-measured at each reporting date through the vesting date. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(k)   Share-based compensation (Continued)

  On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

(l)   Other employee benefits

  The Company's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended March 31, 2017, 2018 and 2019, contributions to the plan amounting to RMB2,710 million, RMB3,587 million and RMB5,608 million, respectively, were charged to the consolidated income statements.

  The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2017, 2018 and 2019 were insignificant.

(m) Income taxes

  The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

  Deferred taxes are also recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

  The Company adopts ASC 740 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2017, 2018 and 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(n)  Government grants

  Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled.

(o)   Leases

  Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments (net of any incentives received from the lessor) are recognized in the consolidated income statements on a straight-line basis over the lease terms. The Company had no significant capital leases for the years ended March 31, 2017, 2018 and 2019.

(p)  Cash and cash equivalents

  The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities of less than three months and investments in money market funds. As of March 31, 2018 and 2019, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB1,687 million and RMB3,720 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

(q)  Short-term investments

  Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds or other investments that the Company has the intention to redeem within one year. As of March 31, 2018 and 2019, the investments in fixed deposits that were recorded as short-term investments amounted to RMB2,919 million and RMB961 million, respectively. As of the same dates, the Company had certain amounts of short-term investments held in accounts managed by Alipay for a total amount of RMB890 million and nil, respectively.

(r)   Accounts receivable

  Accounts receivable represents the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon the Company's assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers' ability to pay.

(s)   Inventories

  Inventories mainly consist of merchandise available for sale. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(t)   Investment securities

  Investment securities represent the Company's investments in equity securities that are not accounted for under the equity method or cost method, as well as other investments which primarily consist of debt investments.

  (i)
  Equity securities

    In April 2018, the Company adopted ASU 2016-01, "Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," including related technical corrections and improvements issued within ASU 2018-13. ASU 2016-01 amended various aspects of the recognition, measurement, presentation, and disclosure for financial instruments, and simplified the impairment assessment and enhanced the disclosure requirements of equity investments.

    Prior to the adoption of ASU 2016-01, equity securities that have readily determinable fair values and were not accounted for using the equity method were classified as available-for-sale, and were carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders' equity. Upon the adoption of ASU 2016-01, the Company carries these equity securities at fair value with unrealized gains and losses recorded in the consolidated income statements. Unrealized gains recorded in accumulated other comprehensive income as of March 31, 2018 related to equity securities previously classified as available-for-sale, in the amount of RMB8,196 million, net of tax, were reclassified into retained earnings as of April 1, 2018.

    In addition, prior to the adoption of ASU 2016-01, the cost method was used to account for certain equity investments in privately held companies over which the Company neither has control nor significant influence through investments in common stock or in-substance common stock. Upon the adoption of ASU 2016-01, the Company no longer accounts for these equity securities using the cost method. Beginning on April 1, 2018, the Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer that were completed on or after April 1, 2018. These equity securities, which amounted to RMB59,942 million as of March 31, 2018, were previously classified under investments in equity investees (Note 2(u)) and were reclassified into investment securities on the consolidated balance sheets as of April 1, 2018. The consolidated balance sheet as of March 31, 2018 was not retrospectively adjusted.

    Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

    In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

  (ii)
  Debt investments

    Debt investments are generally stated at amortized cost. The maturities of these debt investments generally range from one to ten years. In addition, the Company has elected the fair value option for certain investments including convertible bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(t)   Investment securities (Continued)

    event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

(u)  Investments in equity investees

  The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 "Investments — Equity Method and Joint Ventures," over which it has significant influence but does not own a majority equity interest or otherwise control.

  An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity's common stock.

  Under the equity method, the Company's share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

  The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

  Prior to the adoption of ASU 2016-01, investments in equity investees also included certain equity investments in privately held companies over which the Company neither has control nor significant influence through investments in common stock or in-substance common stock, which were accounted for under the cost method. Under the cost method, the Company carried the investment at cost and recognized income to the extent of dividends received from the distribution of the equity investee's post-acquisition profits. Upon the adoption of ASU 2016-01, the Company no longer accounts for these equity securities using the cost method, and RMB59,942 million were reclassified into investment securities (Note 2(t)) as of April 1, 2018. The consolidated balance sheet as of March 31, 2018 was not retrospectively adjusted.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(v)   Property and equipment, net

  Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computer equipment and software	3 – 5 years
Furniture, office and transportation equipment	3 – 10 years
Buildings	20 – 50 years
Property improvements	shorter of remaining lease period or estimated useful life

  Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

  Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

(w)  Land use rights

  Land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and any impairment loss. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 30 – 50 years.

  As of March 31, 2019, the Company revised the presentation to report land use rights under prepayments, receivables and other assets (Note 12) on the consolidated balance sheet. Accordingly, land use rights, net as of March 31, 2018 in the amount of RMB9,377 million was reclassified to prepayments, receivables and other assets to conform with the current year presentation.

(x)   Intangible assets other than licensed copyrights

  Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

User base and customer relationships	1 – 16 years
Trade names, trademarks and domain names	3 – 20 years
Developed technology and patents	2 – 5 years
Non-compete agreements	over the contracted term of up to 6 years

(y)   Licensed copyrights

  Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or net realizable value.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(y)   Licensed copyrights (Continued)

  The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2017, 2018 and 2019, amortization expenses in connection with the licensed copyrights of RMB3,886 million, RMB6,111 million and RMB11,391 million were recorded in cost of revenue within the Company's digital media and entertainment segment.

  On a periodic basis, the Company evaluates the program usefulness of its licensed copyrights pursuant to the guidance in ASC 920 "Entertainment — Broadcasters," which provides that the rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, the Company estimates the net realizable value of licensed copyrights to determine if any impairment exists. The net realizable value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any direct costs, over the remaining useful lives of the licensed copyrights. The Company estimates these cash flows for each category of content separately. Estimates that impact these cash flows include anticipated levels of demand for the Company's advertising services and the expected selling prices of the Company's advertisements on the entertainment distribution platforms. For the years ended March 31, 2017, 2018 and 2019, impairment charges in connection with the licensed copyrights of RMB857 million, RMB801 million and RMB2,843 million were recorded in cost of revenue within the Company's digital media and entertainment segment.

(z)   Goodwill

  Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

  In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(z)   Goodwill (Continued)

  result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(aa) Impairment of long-lived assets other than goodwill and licensed copyrights

  The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2017, 2018 and 2019.

(ab) Derivatives and hedging

  All contracts that meet the definition of a derivative are recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivatives are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges.

  To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the derivative that is being used and how hedge effectiveness is being assessed. A derivative has to be effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the derivative to those of the hedged item. Quantitative methods include a comparison of the changes in the fair value or discounted cash flow of the hedging instrument to that of the hedged item. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

  Interest rate swaps

  Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. The effective portion of changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges is recognized in accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in interest and investment income, net in the consolidated income statements. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(ab) Derivatives and hedging (Continued)

  Forward exchange contracts

  Forward exchange contracts designated as hedging instruments to hedge against the future changes in currency exposure of net investments in foreign operations may qualify as net investment hedges. The Company entered into forward exchange contracts to hedge the foreign currency risk associated with investments in net assets of certain subsidiaries with operations in the PRC of which the functional currency is RMB. The effective portion of the changes in fair value of the forward exchange contracts that are designated and qualify as net investment hedges is recognized in accumulated other comprehensive income to offset the cumulative translation adjustments relating to those subsidiaries. The gain or loss relating to the ineffective portion, which is measured based on changes in forward exchange rates, is recognized immediately in other income, net in the consolidated income statements. Amounts accumulated are removed from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively.

  Changes in the fair value of the derivatives not qualified for hedge accounting are reported in the consolidated income statements. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

(ac) Bank borrowings and unsecured senior notes

  Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

(ad) Merchant deposits

  The Company collects deposits representing an annual upfront service fee from merchants on Tmall and AliExpress before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. The deposits are refundable to a merchant if the level of sales volume that is generated by that merchant on Tmall or AliExpress meets the target during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable. These merchant deposits are accounted for as variable consideration at an amount that is estimated at contract inception. The estimate is updated at the end of each reporting period and when there are changes in circumstances during the reporting period. Merchant deposits are recognized as commission revenue in the consolidated income statements when the likelihood of refund to the merchant is considered remote based on the patterns of sales volume generated by the merchant during the reporting period.

(ae) Deferred revenue and customer advances

  Deferred revenue and customer advances generally represent cash received from customers that relate to goods or services to be provided in the future. Deferred revenue, mainly relating to membership fees and cloud computing services revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services to customers.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(af) Commitments and contingencies

  In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

  Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

(ag) Treasury shares

  The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes 166,316,768 and 149,903,376 ordinary shares (previously 20,789,596 and 18,737,922 ordinary shares as of March 31, 2018 and 2019, respectively before the Share Subdivision as detailed in Note 2(a)) issued at par to wholly-owned subsidiaries of the Company for the purpose of certain equity investment plans for management as of March 31, 2018 and 2019, respectively.

  The Company applies the treasury stock method for the accounting of the reciprocal relationship in which Suning (Note 4(y)) held ordinary shares of the Company. The treasury shares account included 33,302,848 ordinary shares (previously 4,162,856 ordinary shares before the Share Subdivision as detailed in Note 2(a)) representing the Company's share of Suning's investment in the Company as of March 31, 2018. Suning has disposed all of its equity interest in the Company as of March 31, 2019.

(ah) Statutory reserves

  In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

2.     Summary of significant accounting policies (Continued)

(ah) Statutory reserves (Continued)

  bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2017, 2018 and 2019, appropriations to the general reserve amounted to RMB836 million, RMB298 million and RMB690 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

(ai)  Reclassification of comparative figures

  In April 2018, the Company adopted ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash." As a result of adopting this new accounting update, the Company retrospectively adjusted the consolidated statements of cash flows to include restricted cash and escrow receivables in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The impact of the retrospective reclassification on cash flows from operating activities, investing activities and effect of exchange rate changes for the year ended March 31, 2018 was an increase of RMB634 million, an increase of RMB126 million and an increase of RMB2 million, respectively. The impact of the retrospective application on cash flows from operating activities, investing activities and effect of exchange rate changes for the year ended March 31, 2017 was an increase of RMB2,528 million, a decrease of RMB1,215 million and a decrease of RMB4 million, respectively.

3.     Recent accounting pronouncements

  In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" and issued certain transitional guidance and subsequent amendments between January 2018 and March 2019 within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, "ASC 842"). ASU 2016-02 creates a new topic in ASC 842 "Leases" to replace the current topic in ASC 840 "Leases," which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheets and disclosing key information about leasing arrangements. ASC 842 affects both lessees and lessors, although for the latter the provisions are similar to the current model, but are updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in ASC 606. The new guidance is effective for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. The Company adopted the new guidance beginning on April 1, 2019 using the modified retrospective method and no adjustments will be made to the comparative periods. As permitted under the transition guidance, the Company will carry forward the assessment of whether the contracts contain or are leases, classification of the leases and remaining lease terms. Based on the Company's portfolio of leases as of March 31, 2019, approximately RMB24.9 billion of right-of-use assets and RMB19.4 billion of liabilities, primarily relating to property leases, will be recognized on the Company's consolidated balance sheet upon adoption.

  In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments," and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and May 2019 within ASU 2018-19, ASU 2019-04 and ASU 2019-05. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

3.     Recent accounting pronouncements (Continued)

  securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The new guidance is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the Company for the year ending March 31, 2020 and interim reporting periods during the year ending March 31, 2020. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In January 2017, the FASB issued ASU 2017-04, "Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with its carrying amount. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities," and issued subsequent amendments to the initial guidance or transitional guidance within ASU 2019-04 in April 2019. ASU 2017-12 simplifies the application of hedge accounting and makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. The new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test after the initial qualification, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. Also, for cash flow hedges and net investment hedges, if the hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income. The Company adopted the new guidance prospectively beginning on April 1, 2019. At this time, the Company does not expect that the adoption of this guidance will have a material impact on the Company's financial position, results of operations and cash flows.

  In June 2018, the FASB issued ASU 2018-07, "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. An entity should apply the requirements of ASC 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The Company adopted the new guidance beginning on April 1, 2019. The adoption of this guidance will impact the accounting of the share-based awards granted to non-employees but the Company does not expect that the adoption of this guidance will have a material impact on the Company's financial position, results of operations and cash flows.

  In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement," which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB's disclosure framework project. The new guidance is effective for the Company for the year ending March 31, 2021 and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

3.     Recent accounting pronouncements (Continued)

  interim reporting periods during the year ending March 31, 2021. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Company is evaluating the effects, if any, of the adoption of this guidance on the fair value disclosure in the consolidated financial statements.

  In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities," which provides guidance that indirect interests held through related parties under common control will be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. These indirect interests were previously treated the same as direct interests. The consideration of indirect interests on a proportional basis is consistent with how indirect interests held through related parties under common control are treated when determining if a reporting entity within a related party group is the primary beneficiary of a VIE. The new guidance is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021 with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In November 2018, the FASB issued ASU 2018-18, "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606." ASU 2018-18 clarifies that elements of collaborative arrangements could qualify as transactions with customers in the scope of ASC 606. The amendments require the application of existing guidance to determine the units of account in collaborative arrangement for purposes of identifying transactions with customers. For transactions outside the scope of ASC 606, companies can apply elements of ASC 606 or other relevant guidance by analogy, or apply a reasonable accounting policy if there is no appropriate analogy. ASU 2018-18 is effective retrospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In March 2019, the FASB issued ASU 2019-02, "Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350)". This guidance aligns the accounting guidance for production costs for (1) films and (2) episodic content produced for television series and streaming services. This new guidance also clarifies when a company should test films and license agreements for program material for impairment at the film-group level, amends the presentation and disclosure requirements for produced or licensed content and addresses statement of cash flows classification for license arrangements. The new guidance is effective prospectively for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of this guidance on the Company's financial position, results of operations and cash flows.

  In April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments." Apart from the amendments to ASU 2016-13 and ASU 2017-12 mentioned above, the ASU also included subsequent amendments to ASU 2016-01, which the Company adopted in April 2018 (Note 2(t)). The guidance in relation to the amendments to ASU 2016-01 is effective for the Company for the year ending March 31, 2021 and interim reporting periods during the year ending March 31, 2021. Early adoption is permitted. The Company is evaluating the effects, if any, of the adoption of these guidance on the Company's financial position, results of operations and cash flows.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments

  Restructuring transaction

(a)  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments

  In August 2014, the Company entered into a share and asset purchase agreement (the "2014 SAPA"), and entered into or amended certain ancillary agreements including an amendment and restatement of the intellectual property license agreement with Alipay (the "2014 IPLA"). Pursuant to these agreements, the Company restructured its relationships with Ant Financial and Alipay.

  As of August 2014, the fair value of the restructured arrangement exceeded the fair value of the pre-existing arrangement with Ant Financial by RMB1.3 billion. As Ant Financial was controlled by a director and major shareholder of the Company, the excess value provided to the Company in this related party transaction was accounted for as an equity contribution by the shareholder in the statement of changes in shareholders' equity. Given the nature of this transaction, the corresponding asset representing the excess value receivable by the Company was accounted for as a restructuring reserve in equity and amortized as an expense in the consolidated income statements over the expected term of the restructured arrangement which is estimated to be five years. The amortization of the excess value of RMB264 million, RMB264 million and RMB264 million were recorded in other income, net in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively (Note 6).

  In February 2018, the Company amended both the 2014 SAPA (the amended version of which is referred to as the "2018 SAPA") and the Alipay commercial agreement, and agreed with Ant Financial and certain other parties on forms of certain ancillary agreements, including an amendment and restatement of the 2014 IPLA ("the 2018 IPLA"). The 2018 SAPA and amendment to the Alipay commercial agreement were entered into to facilitate the planned acquisition of a 33% equity interest in Ant Financial, and the forms of certain ancillary agreements will be entered into and/or become effective upon the closing of the acquisition of this equity interest.

  Apart from the amended provisions described below, the key terms of the agreements with Ant Financial and Alipay from the 2014 restructuring remain substantially unchanged.

  2014 SAPA and 2018 SAPA

  Sale of SME loan business and certain other assets

  Pursuant to the 2014 SAPA, the Company agreed to sell certain securities and assets primarily relating to the SME loan business and other related services to Ant Financial for an aggregate cash consideration of RMB3,219 million. The sale was completed in February 2015. In addition, pursuant to software system use and service agreements relating to the know-how and related intellectual property that we agreed to sell together with the SME loan business and related services, the Company will receive annual fees (the "SME Annual Fee") for a term of seven years. These SME Annual Fees, which are recognized as other revenue, are determined as follows: for calendar years 2015 to 2017, the entities operating the SME loan business paid an annual fee equal to 2.5% of the average daily balance of the SME loans provided by these entities, and in calendar years 2018 to 2021, these entities will pay an annual fee equal to the amount of the fees paid in calendar year 2017. The Company accounts for the SME Annual Fee in the periods when the services are provided, where the payments are expected to approximate the estimated fair values of the services provided. The SME Annual Fee of RMB847 million, RMB956 million and RMB954 million were recorded in revenue in

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(a)  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments (Continued)

  the consolidated financial statements for the years ended March 31, 2017, 2018 and 2019, respectively (Note 21).

  Planned issuance of equity interest

  Pursuant to the 2014 SAPA, the Company is entitled to receive up to 33% equity interest in Ant Financial under certain circumstances. To facilitate the acquisition of equity interest in Ant Financial contemplated under the 2014 SAPA, the 2018 SAPA provides that Ant Financial will issue new securities to the Company representing a 33% equity interest in Ant Financial, subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions set forth in the 2018 SAPA.

  Under the 2014 SAPA and the 2018 SAPA, the consideration to acquire the 33% equity interest in Ant Financial will be fully funded by payments from Ant Financial and its subsidiaries to the Company in consideration for certain intellectual property and assets that the Company will transfer upon the issuance of the equity interest. The consideration is determined based on the fair value of the underlying assets. The Company currently estimates the total consideration for the acquisition of the 33% equity interest in Ant Financial will be approximately RMB12.2 billion before deducting expenses in connection with the transfers and share subscription. The large majority of the intellectual property and assets to be transferred as part of these arrangements was previously planned to be transferred to Ant Financial pursuant to the 2014 SAPA. Ant Financial may elect to defer certain offshore transfer payments, in which case the Company's obligations to pay corresponding consideration for the equity issuance will also be deferred. If the Company has made all its outstanding equity issuance consideration payments at a time when Ant Financial has not made all corresponding transfer payments to the Company, Ant Financial or its subsidiaries will issue interest-bearing promissory notes to the Company. In any event, Ant Financial must complete all outstanding transfer payments to the Company, by the earlier of (i) the first anniversary of an Ant Financial IPO meeting certain minimum criteria for a qualified IPO set forth in the 2018 SAPA (a "Qualified IPO"), and (ii) the fifth anniversary of the issuance of the equity interest.

  Upon the issuance of the equity interest, the Company will enter into the 2018 IPLA and the Profit Share Payments under the 2014 IPLA will automatically terminate.

  Removal of liquidity event payment obligation

  Under the 2014 SAPA, in the event of a qualified IPO of Ant Financial or Alipay, if the Company had not acquired equity interest in Ant Financial prior to the closing of such IPO, the Company was entitled, at its election, to receive a one-time liquidity event payment equal to 37.5% of the equity value, immediately prior to the qualified IPO. If the Company had acquired the equity interest in Ant Financial, but in an aggregate amount less than 33%, the percentage of Ant Financial's equity value used to calculate this liquidity event payment would be adjusted proportionately. In lieu of receiving the liquidity event payment, the Company could instead elect to receive the Profit Share Payments under the 2014 IPLA described below in perpetuity, subject to the receipt of regulatory approvals. If the Company so elected, in connection with the qualified IPO, Ant Financial would have been required to use its commercially reasonable efforts to obtain these regulatory approvals. If these approvals were not obtained, then Ant Financial would have been obligated to pay the Company the liquidity event payment described above.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(a)  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments (Continued)

  The 2018 SAPA no longer provides for this liquidity event payment, as the Company has agreed to acquire the entire 33% equity interest in Ant Financial upon the equity issuance.

  Regulatory unwind and long-stop date

  The 2018 SAPA provides that, if a relevant governmental authority prohibits the Company from owning all or a portion of its equity interest in Ant Financial after the equity issuance has occurred through enactment of a law, rule or regulation, or explicitly requires Ant Financial to redeem this equity interest, and the prohibition or request is not subject to appeal and cannot otherwise be resolved, then to the extent necessary, Ant Financial will redeem the equity interest; the related intellectual property and asset transfers, and ancillary transactions under the 2018 SAPA will be unwound; and the terms of the 2014 SAPA, the 2014 IPLA, and other related agreements will be restored, including the prior Profit Share Payments and liquidity event payment terms discussed above. If there is a partial unwind where the Company retains a portion of its equity interest in Ant Financial, but less than the full 33%, then pursuant to the terms of the 2014 SAPA and the 2014 IPLA, the prior Profit Share Payments arrangement and liquidity event payment amount will be proportionately reduced based on the amount of equity interest retained by the Company.

  Similarly, if a governmental authority prohibits the equity issuance through enactment of a law, rule or regulation, and the prohibition is not subject to appeal and cannot otherwise be resolved, or if the equity issuance has not occurred by the first anniversary of the establishment of a PRC subsidiary to acquire the relevant equity interest, which time period may be extended in certain circumstances, then the 2018 SAPA and related agreements will terminate, and the 2014 SAPA and other related agreements will come back into effect.

  Pre-emptive rights

  As was the case under the 2014 SAPA, under the 2018 SAPA, following the receipt of equity interest in Ant Financial, the Company will have pre-emptive rights to participate in other issuances of equity securities by Ant Financial and certain of its affiliates prior to the time of a Qualified IPO of Ant Financial. These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company held in Ant Financial immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights the Company is also entitled to receive certain payments from Ant Financial, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the 2018 SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution.

  Corporate governance provisions

  Under the 2018 SAPA, upon the issuance of the equity interest, in addition to an independent director, the Company will have the right to nominate two officers or employees of the Company for election to the board of Ant Financial. In each case, these director nomination rights will continue unless required to be terminated by applicable laws and regulations or listing rules in connection with an Ant Financial Qualified IPO process or the Company ceases to own a certain amount of its post-issuance equity interests in Ant Financial.

  In connection with the 2018 SAPA, the Company also agreed on the form of the 2018 IPLA, agreed to certain revisions to the previously-agreed form of cross license agreement, and agreed on new forms of various

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(a)  2014 restructuring of the relationship with Ant Financial and Alipay and 2018 amendments (Continued)

  intellectual property transfer agreements to be entered into in connection with, and to implement, the contemplated intellectual property and asset transfers.

  2014 IPLA and 2018 IPLA

  2014 IPLA

  Under the 2014 IPLA, the Company receives, in addition to a software technology service fee, royalty streams related to Alipay and other current and future businesses of Ant Financial (collectively, the "Profit Share Payments"). The Profit Share Payments are paid at least annually and equal the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments. The expense reimbursement represents the reimbursement for the costs and expenses incurred by the Company in the provision of software technology services. The Company accounts for the Profit Share Payments in the periods when the services are provided, where the payments are expected to approximate the estimated fair values of the services provided. In addition, if the Company acquires any equity interest in Ant Financial, the Profit Share Payments will also be reduced in proportion to the equity issuances made to the Company. The Profit Share Payments will be terminated upon the issuance of the 33% equity interest by Ant Financial.

  Income in connection with the Profit Share Payments, net of costs incurred by the Company, of RMB2,086 million, RMB3,444 million and RMB517 million, was recorded in other income, net in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively (Notes 6 and 21).

  2018 IPLA

  Pursuant to the 2018 SAPA, the Company, Ant Financial and Alipay agreed to enter into the 2018 IPLA upon the closing of the planned acquisition of a 33% equity interest in Ant Financial, at which time the Company will also transfer certain intellectual property and assets to Ant Financial and its subsidiaries and the current arrangement of Profit Share Payments will immediately terminate.

  The 2018 IPLA will terminate upon the earliest of:

  •
  the full payment of all pre-emptive rights funded payments under the 2018 SAPA;

  •
  the closing of a Qualified IPO of Ant Financial or Alipay; and

  •
  the transfer to Ant Financial of intellectual property the Company owns that is exclusively related to the business of Ant Financial.

  The 2018 amendments are effective subject to the receipt of the necessary PRC regulatory approvals and the satisfaction of other conditions set forth in the 2018 SAPA.

  Mergers and acquisitions

(b)  Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures")

  Alibaba Pictures, a company that is listed on the Hong Kong Stock Exchange ("HKSE"), is an Internet-driven integrated platform that covers content production, promotion and distribution, IP licensing and integrated

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(b)  Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures") (Continued)

  management, cinema ticketing management and data services for the entertainment industry. In June 2014, the Company initially acquired a controlling equity interest in Alibaba Pictures. In June 2015, following a financing transaction that diluted the Company's shareholding from a controlling interest to a minority investment, the Company deconsolidated the financial results of Alibaba Pictures and accounted for the investment in the remaining equity interest under the equity method. A gain of RMB24,734 million arising from the revaluation of the Company's remaining equity interest was recognized in the consolidated income statement for the year ended March 31, 2016. In December 2017, the Company determined that the decline in the market value against the carrying value of this investment was other-than-temporary and an impairment charge of RMB18,116 million was recorded in share of results of equity investees in the consolidated income statement for the year ended March 31, 2018 (Note 13).

  In March 2019, the Company subscribed for newly issued ordinary shares of Alibaba Pictures for a cash consideration of Hong Kong Dollar ("HK$")1,250 million (RMB1,069 million). Upon the completion of the transaction, the Company's equity interest in Alibaba Pictures increased from approximately 49% to approximately 51%, and Alibaba Pictures became a consolidated subsidiary of the Company.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	11,032
Amortizable intangible assets (ii)
User base and customer relationships	2,269
License	934
Developed technology and patents	533
Trade names, trademarks and domain names	221
Goodwill	20,052
Deferred tax liabilities	(844)
Noncontrolling interests (iii)	(16,899)

Total	17,298

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	1,069
- fair value of previously held equity interests	16,229

Total	17,298

  (i)
  Net assets acquired primarily included cash, cash equivalents and short-term investments of RMB4,444 million and investment securities of RMB4,365 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 11.3 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(b)  Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures") (Continued)

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

  A gain of RMB5,825 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests was estimated with reference to the market price per share as of the acquisition date.

  The Company expected greater integration and synergies between Alibaba Pictures and the Company's related businesses on both content production and distribution to deliver high-quality entertainment experiences for consumers in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Alibaba Pictures and the Company, the assembled workforce and their knowledge and experience in the digital media and entertainment sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

(c)   Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited ("Koubei")

  Ele.me

  Ele.me is a leading on-demand delivery and local services platform in the PRC. In March 2016, the Company and Ant Financial completed a portion of the subscription for newly issued preferred shares in Ele.me through a joint investment vehicle, based on a total combined commitment of US$1,250 million, of which the Company's total commitment was US$900 million (RMB5,891 million). The Company paid a cash consideration of US$540 million (RMB3,512 million) for the initial subscription in March 2016, and the remaining committed balance of US$360 million (RMB2,394 million) was settled in cash in August 2016. After the initial subscription, the effective equity interest in Ele.me held by the Company was approximately 20% on a fully diluted basis. In April and August 2017, the joint investment vehicle completed additional investments in newly issued preferred shares in Ele.me for a total investment amount of US$1,200 million (RMB8,090 million), of which the Company's investment was US$864 million (RMB5,824 million). As a result, the Company's effective equity interest in Ele.me increased to approximately 27% on a fully diluted basis. The investment was accounted for under the cost method (Note 13) for the years ended March 31, 2017 and 2018. Upon the adoption of ASU 2016-01, the investment is accounted for using the measurement alternative (Note 11).

  In May 2018, the joint investment vehicle completed the acquisition of all outstanding shares of Ele.me that it did not already own at a consideration of US$5,482 million (RMB34,923 million). Upon the completion of the acquisition, Ele.me became a consolidated subsidiary of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(c)   Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited ("Koubei") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net liabilities assumed (i)	(6,327)
Amortizable intangible assets (ii)
User base and customer relationships	13,702
Trade names, trademarks and domain names	5,764
Non-compete agreements	4,188
Developed technology and patents	1,415
Goodwill	34,572
Deferred tax liabilities	(481)
Noncontrolling interests (iii)	(5,015)

Total	47,818

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	30,133
- contingent cash consideration (iv)	4,790
- fair value of previously held equity interests	12,895

Total	47,818

  (i)
  Net liabilities assumed primarily included payables to merchants and other logistics providers of RMB4,259 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding ten years and a weighted-average amortization period of 5.8 years.

  (iii)
  Fair value of the noncontrolling interests was estimated based on the equity value of Ele.me derived by the purchase consideration, adjusted for a discount for control premium.

  (iv)
  The amount is payable contingent upon the satisfaction of certain non-compete provisions by the respective selling equity holders, and will not exceed RMB4,790 million.

  A gain of RMB1,657 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests was estimated based on the equity value of Ele.me derived by the purchase consideration, adjusted for a discount for control premium.

  The Company expected that the acquisition will deepen Ele.me's integration into the Company's digital economy and advance the Company's New Retail strategy to provide a seamless online and offline consumer experience in the local consumer services sector. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Ele.me and the Company, the assembled workforce and

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(c)   Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited ("Koubei") (Continued)

  their knowledge and experience in the local consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  Koubei

  Koubei is one of the PRC's leading restaurant and local services guide platforms for in-store consumption. In 2015, the Company and Ant Financial set up Koubei, a joint venture in which the Company and Ant Financial each held a 49.6% equity interest, while an unrelated third party affiliated with a major Chinese establishment held the remaining minority equity interests. The capital injection from the Company included cash of RMB3.0 billion as well as the injection of certain related businesses. The injection of cash and businesses was completed as of March 31, 2017. A gain of RMB128 million, approximating the fair value of the businesses being injected, was recognized in relation to the contribution of the businesses in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The investment was accounted for under the equity method (Note 13).

  In January 2017, Koubei issued preferred equity interests to unrelated third parties, and the Company's equity interest in Koubei was diluted to approximately 38% on a fully diluted basis.

  Integration of Ele.me and Koubei

  In December 2018, the Company completed the integration of Ele.me and Koubei under a newly established holding company and paid a cash consideration of US$465 million (RMB3,196 million) in connection with the integration. Immediately prior to the integration, the Company held an approximately 90% equity interest in Ele.me and an approximately 38% equity interest in Koubei on a fully diluted basis. Upon the completion of the integration, the Company held an approximately 72% equity interest in this new holding company ("Local Services Holdco") which owns substantially all of the equity interest in Ele.me and Koubei, resulting in an effective controlling equity interest held by the Company in each of Ele.me and Koubei. Upon the completion of the integration, the Company's effective equity interest in Ele.me decreased, resulting in an increase in noncontrolling interests and additional paid-in capital amounting to RMB6,715 million and RMB7,515 million, respectively.

  Upon the completion of the integration, Koubei became a consolidated subsidiary of the Company. The allocation of the purchase price as of the date of acquisition of Koubei is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	3,534
Amortizable intangible assets (ii)
User base and customer relationships	18,330
Trade names, trademarks and domain names	1,158
Developed technology and patents	322
Goodwill	36,544
Deferred tax liabilities	(2,372)
Noncontrolling interests (iii)	(17,682)

Total	39,834

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(c)   Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited ("Koubei") (Continued)

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	3,196
- non-cash consideration	14,648
- fair value of previously held equity interests	21,990

Total	39,834

  (i)
  Net assets acquired primarily included cash and cash equivalents of RMB4,475 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 13 years and a weighted-average amortization period of 6.3 years.

  (iii)
  Fair value of the noncontrolling interests as of the acquisition date was estimated based on the purchase price to acquire newly issued preferred shares of Local Services Holdco that was paid by new and existing investors in December 2018, with certain adjustments made to reflect other factors that may affect the fair value estimation.

  A gain of RMB21,990 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2019. The fair value of the previously held equity interests as of the acquisition date was estimated based on the purchase price to acquire newly issued preferred shares of Local Services Holdco that was paid by new and existing investors in December 2018, with certain adjustments made to reflect other factors that may affect the fair value estimation.

  The Company expected that its commerce platform technology, know-how and infrastructure will deliver consumer insights and digitized operational solutions to empower local merchants on the Koubei platform. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Koubei and the Company, the assembled workforce and their knowledge and experience in the local consumer services sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  Subsequent to the integration, the Company acquired additional equity interest in Local Services Holdco for a cash consideration of US$1,905 million (RMB13,082 million) in December 2018. Other investors, including SoftBank, also acquired equity interests in Local Services Holdco. As a result, noncontrolling interests increased by RMB3,216 million.

  In May 2019, the Company subscribed for additional equity interest in Local Services Holdco for a cash consideration of US$450 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(d)  Acquisition of DSM Grup Danışmanlık İletişim ve Satış Ticaret A.Ş. ("Trendyol")

  Trendyol is one of the leading online fashion retailers in Turkey. In July 2018, the Company acquired an approximately 85% equity interest in Trendyol for a cash consideration of US$728 million (RMB4,980 million). In connection with the transaction, the Company also entered into an agreement with the founders of Trendyol, allowing them to acquire additional equity interests in Trendyol from the Company or sell a portion of their equity interests in Trendyol to the Company in the future.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	1,009
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	660
User base and customer relationships	388
Developed technology and patents	30
Goodwill	3,938
Deferred tax liabilities	(228)
Noncontrolling interests (iii)	(817)

Total	4,980

  (i)
  Net assets acquired primarily included cash and cash equivalents of RMB1,206 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 15 years and a weighted-average amortization period of 12.5 years.

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date, adjusted for a discount for control premium, and includes the fair value of an option granted to the founders of Trendyol to acquire additional interests in Trendyol from the Company as of the date of acquisition.

  The acquisition of Trendyol underscored the Company's commitment to international expansion. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Trendyol and the Company, the assembled workforce and their knowledge and experience in e-commerce. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  In December 2018, the Company purchased additional equity interests in Trendyol for a cash consideration of US$2 million (RMB16 million). The transaction resulted in a reduction of noncontrolling interests amounting to RMB14 million. Upon the completion of the transaction, the Company's equity interest in Trendyol remained at approximately 85%.

(e)   Acquisition of Kaiyuan Commerce Co., Ltd. ("Kaiyuan")

  Kaiyuan is one of the leading department store operators in the northwestern part of the PRC. In April 2018, the Company acquired a 100% equity interest in Kaiyuan for a cash consideration of RMB3,362 million.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(e)   Acquisition of Kaiyuan Commerce Co., Ltd. ("Kaiyuan") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	2,750
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	203
Goodwill	1,047
Deferred tax liabilities	(638)

Total	3,362

  (i)
  Net assets acquired primarily included property and equipment of RMB3,458 million and bank borrowings of RMB651 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods of ten years.

  The Company expected that Kaiyuan will complement the Company's New Retail initiatives to reengineer the fundamentals of retail operations and transform the retail landscape. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Kaiyuan and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

(f)   Acquisition of Cainiao Smart Logistics Network Limited ("Cainiao Network")

  Cainiao Network operates a logistics data platform which leverages the capacity and capabilities of logistics partners to offer domestic and international one-stop-shop logistics services and supply chain management solutions, fulfilling various logistics needs of merchants and consumers at scale. It uses data insights and technology to improve efficiency across the logistics value chain. The Company previously held an approximately 47% equity interest in Cainiao Network. The investment was accounted for under the equity method.

  In October 2017, the Company completed the subscription for newly issued ordinary shares of Cainiao Network for a cash consideration of US$803 million (RMB5,322 million). Following the completion of the transaction, the Company's equity interest in Cainiao Network increased to approximately 51% and Cainiao Network became a consolidated subsidiary of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(f)   Acquisition of Cainiao Smart Logistics Network Limited ("Cainiao Network") (Continued)

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	23,937
Amortizable intangible assets (ii)
User base and customer relationships	9,344
Trade names, trademarks and domain names	4,965
Developed technology and patents	459
Goodwill	32,418
Deferred tax assets	920
Deferred tax liabilities	(5,197)
Noncontrolling interests (iii)	(33,189)

Total	33,657

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	5,322
- fair value of previously held equity interests	28,335

Total	33,657

  (i)
  Net assets acquired primarily included the cash consideration of RMB5,322 million, property and equipment of RMB15,144 million and bank borrowings of RMB5,288 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 16 years and a weighted-average amortization period of 14.3 years.

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date.

  A gain of RMB22,442 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated based on the purchase price per share of Cainiao Network as of the acquisition date.

  The Company expected that the acquisition of control over Cainiao Network will help enhance the overall logistics experience for consumers and merchants across the Company's digital economy, and enable greater efficiencies and lower costs in the logistics sector in the PRC. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Cainiao Network and the Company, the assembled workforce and their knowledge and experience in the logistics sector in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

(g)   Acquisition of Intime Retail (Group) Company Limited ("Intime")

  Intime is one of the leading department store operators in the PRC that was previously listed on the HKSE. The Company owned a 9.9% equity interest in Intime which was accounted for as an available-for-sale security

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(g)   Acquisition of Intime Retail (Group) Company Limited ("Intime") (Continued)

  and subscribed for a convertible bond which was accounted for under the fair value option and recorded under investment securities.

  In June 2016, the Company completed the conversion of all of the convertible bond that the Company previously subscribed for into newly issued ordinary shares of Intime, at a conversion price of HK$7.13 per share. Upon the completion of the conversion, the Company's equity interest in Intime increased to approximately 28% and the investment was accounted for under the equity method. The sum of the market value of the previously held equity interests in Intime and the fair value of the convertible bond on the date of conversion, amounting to RMB4,758 million, was recognized as the cost of investment under the equity method upon the completion of the conversion. Out of this amount, RMB250 million was allocated to amortizable intangible assets, RMB426 million was allocated to deferred tax liabilities and RMB4,934 million was allocated to net assets acquired.

  In May 2017, the Company and the founder of Intime completed the privatization of Intime, upon which all of the issued and outstanding shares of Intime that the Company, the founder of Intime and certain other shareholders did not own were cancelled in exchange for a payment of HK$10.00 per share in cash. The Company paid a cash consideration of HK$12,605 million (RMB11,131 million) in the privatization. Upon the completion of the privatization, the Company increased its shareholding in Intime to approximately 74% and Intime became a consolidated subsidiary of the Company. Following the completion of the privatization, the listing of the shares of Intime on the HKSE was withdrawn.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	20,920
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	1,131
User base and customer relationships	72
Developed technology and patents	16
Goodwill	4,757
Deferred tax liabilities	(2,790)
Noncontrolling interests (iii)	(6,301)

Total	17,805

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	11,131
- fair value of previously held equity interests	6,674

Total	17,805

  (i)
  Net assets acquired primarily included property and equipment of RMB23,492 million and bank borrowings of RMB4,110 million as of the date of acquisition.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(g)   Acquisition of Intime Retail (Group) Company Limited ("Intime") (Continued)

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding eleven years and a weighted-average amortization period of 10.1 years.

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price of HK$10.00 per share in the privatization.

  A gain of RMB1,861 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The fair value of the previously held equity interests was estimated with reference to the purchase price of HK$10.00 per share in the privatization.

  The Company expected Intime to support its strategy to transform conventional retail by leveraging its substantial consumer reach, rich data and technology. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Intime and the Company, the assembled workforce and their knowledge and experience in the retail business in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  In February 2018 and October 2018, the Company purchased additional ordinary shares of Intime from certain minority shareholders for a cash consideration of HK$6,712 million (RMB5,428 million) and HK$203 million (RMB180 million), respectively, which resulted in a reduction of noncontrolling interests amounting to RMB5,854 million and RMB162 million during the years ended March 31, 2018 and 2019, respectively. Upon the completion of the purchase of additional ordinary shares in October 2018, the Company's equity interest in Intime increased to approximately 99%.

(h)  Acquisition of Youku Tudou Inc. ("Youku")

  Youku is one of the largest online video platforms in the PRC that was previously listed on the New York Stock Exchange ("NYSE"). In April 2016, the Company completed an acquisition of all of the issued and outstanding shares of Youku that the Company or Yunfeng, which is comprised of certain investment funds the general partner of which the executive chairman of the Company has equity interests in, did not previously own, at a purchase price of US$27.60 per American Depositary Share ("ADS"). Following the completion of the transaction, the Company held an approximately 98% equity interest in Youku. As a result, Youku became a consolidated subsidiary of the Company, with Yunfeng holding an approximately 2% noncontrolling interests. The listing of the ADS of Youku on the NYSE was withdrawn upon the closing of the transaction.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(h)  Acquisition of Youku Tudou Inc. ("Youku") (Continued)

  The cash consideration of US$4,443 million (RMB28,724 million) was paid upon the closing of the transaction. The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired (i)	5,923
Amortizable intangible assets (ii)
Trade names, trademarks and domain names	4,047
User base and customer relationships	284
Developed technology and patents	143
Others	175
Goodwill	26,395
Deferred tax assets	73
Deferred tax liabilities	(1,167)
Noncontrolling interests (iii)	(773)

Total	35,100

Amounts
(in millions of RMB)
Total purchase price is comprised of:
- cash consideration	28,724
- fair value of previously held equity interests	6,376

Total	35,100

  (i)
  Net assets acquired primarily included cash and cash equivalents and short-term interest-bearing deposits with total balance of RMB5,857 million and licensed copyrights of RMB703 million as of the date of acquisition.

  (ii)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding 20 years and a weighted-average amortization period of 17.4 years.

  (iii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  A gain of RMB518 million in relation to the revaluation of the previously held equity interests was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2017. The fair value of the previously held equity interests was estimated with reference to the purchase price of US$27.60 per ADS in the step acquisition.

  Youku is a core part of the Company's strategy to offer digital entertainment to consumers in the Company's digital economy, thereby strengthening user engagement and loyalty as well as enabling a new marketing channel for the merchants and brands in the Company's digital economy. Further, Youku created additional revenue sources for the Company from advertising and membership subscriptions. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Youku and the

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(h)  Acquisition of Youku Tudou Inc. ("Youku") (Continued)

  Company, the assembled workforce and their knowledge and experience in the digital entertainment business. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  Subsequent to the completion of the transaction and as a resolution to negotiations with certain former management members and shareholders of Youku with respect to an option to purchase up to 15% of its equity, the Company issued 1.3 million ordinary shares (before the Share Subdivision as detailed in Note 2(a)) and 3.4 million restricted share units of the Company to certain former management members and shareholders in April 2017. An expense of RMB994 million relating to the 1.3 million ordinary shares (before the Share Subdivision as detailed in Note 2(a)) issued was recorded in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. The 3.4 million restricted share units contain vesting conditions pursuant to a non-compete agreement that was entered into by the Company and a former management member of Youku in April 2017 (Note 15).

  In December 2017, the Company made a capital injection of US$132 million (RMB870 million) in Youku, which resulted in a reduction of noncontrolling interests. As of March 31, 2019, the Company owned 100% of the equity interests in Youku.

(i)   Acquisition of Lazada Group S.A. ("Lazada")

  Lazada operates a leading e-commerce platform across Southeast Asia, with local language websites and mobile apps in Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam. In April 2016, the Company completed an acquisition of an approximately 54% equity interest in Lazada for a cash consideration of US$1,020 million (RMB6,607 million). Lazada became a consolidated subsidiary of the Company after the completion of the transaction.

  The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amounts
(in millions of RMB)
Net assets acquired	2,874
Amortizable intangible assets (i)
User base and customer relationships	2,014
Non-compete agreements	959
Trade names, trademarks and domain names	292
Developed technology and patents	79
Goodwill	5,216
Deferred tax assets	616
Deferred tax liabilities	(1,027)
Noncontrolling interests (ii)	(4,416)

Total	6,607

  (i)
  Acquired amortizable intangible assets had estimated amortization periods not exceeding three years and a weighted-average amortization period of 2.5 years.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(i)   Acquisition of Lazada Group S.A. ("Lazada") (Continued)

  (ii)
  Fair value of the noncontrolling interests was estimated with reference to the purchase price per share as of the acquisition date. The noncontrolling interests is classified as mezzanine equity due to certain put and call arrangements with other Lazada shareholders.

  Lazada offers merchants and brands a one-stop marketplace solution to access consumers in the six countries. Lazada also sells products on its platforms directly via its own retail operations. In addition, it has an in-house logistics operation, which is supported by the highly scalable warehouse management system, to ensure quick and reliable order fulfillment. The Company believed that Lazada will be the vehicle for expansion into the Southeast Asia consumer market, including potential cross-border opportunities to introduce Chinese merchants and international brands to Southeast Asian consumers. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Lazada and the Company, the assembled workforce and their knowledge and experience in e-commerce in Southeast Asia. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

  During the year ended March 31, 2018, the Company purchased additional equity interest in Lazada for a cash consideration of US$1,016 million (RMB6,877 million), as a result of the partial exercise of the put and call arrangement with minority shareholders. In addition, the Company made capital injections amounting to US$483 million (RMB3,124 million) and US$770 million (RMB5,222 million) into Lazada during the years ended March 31, 2018 and 2019, respectively. The Company also acquired additional equity interest held by certain management members and employees of Lazada for a total consideration of US$87 million (RMB578 million) and US$20 million (RMB133 million) for the same periods, respectively. These transactions resulted in a reduction of noncontrolling interests amounting to RMB1,681 million and an addition of RMB400 million during the years ended March 31, 2018 and 2019, respectively. Upon the completion of these transactions, the Company's equity interest in Lazada was approximately 92%.

  In April 2019 and June 2019, the Company made additional capital injections amounting to US$300 million, which resulted in a further increase in the Company's equity interest in Lazada.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(j) Other acquisitions

  Other acquisitions that constitute business combinations are summarized in the following table:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Net assets (liabilities)	2,315	(58)	2,133
Identifiable intangible assets	2,903	411	2,560
Deferred tax liabilities	(412)	(60)	(545)

	4,806	293	4,148
Noncontrolling interests and mezzanine equity	(8,365)	(77)	(2,993)

Net identifiable (liabilities) assets	(3,559)	216	1,155
Goodwill	11,797	618	6,465

Total purchase consideration	8,238	834	7,620
Fair value of previously held equity interests	(1,169)	(133)	(1,778)
Purchase consideration settled	(6,602)	(575)	(5,053)

Contingent/deferred consideration as of year end	467	126	789

Total purchase consideration is comprised of:
- cash consideration	7,069	701	5,842
- fair value of previously held equity interests	1,169	133	1,778

Total	8,238	834	7,620

  In relation to the revaluation of previously held equity interests, the Company recognized a gain of RMB252 million, RMB133 million and RMB715 million in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively, for the other acquisitions that constitute business combinations.

  Pro forma results of operations for these acquisitions have not been presented because they are not material to the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, either individually or in aggregate.

Equity investments and others

(k)  STO Express Co., Ltd. ("STO Express")

  STO Express, a company that is listed on the Shenzhen Stock Exchange, is one of the leading express delivery services companies in the PRC. In March 2019, the Company made a loan to the controlling shareholder of STO Express with a principal amount of RMB5.0 billion for a term of three years. The controlling shareholder of STO Express has pledged a portion of its equity interest in STO Express in relation to the loan. The loan is accounted for at amortized cost and is recorded under investment securities (Note 11) on the consolidated balance sheets.

  In addition, the Company entered into a share purchase agreement to acquire a 49% equity interest in an investment vehicle to be established by the controlling shareholder, which will hold a 29.9% equity interest in

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(k)  STO Express Co., Ltd. ("STO Express") (Continued)

  STO Express for a cash consideration of RMB4.7 billion. The completion of this transaction is subject to customary closing conditions.

(l)  Investment in Focus Media Information Technology Co., Ltd. ("Focus Media")

  Focus Media, a company that is listed on the Shenzhen Stock Exchange, operates a media network for advertisements, including within cinemas, and advertising posters and displays in elevators of office and residential buildings. During the year ended March 31, 2019, the Company acquired a total equity interest of approximately 7% in Focus Media for a cash consideration of approximately RMB10.7 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11). New Retail Strategic Opportunities Fund, L.P. (the "Offshore Retail Fund") (Note 4(n)) is also an investor in this transaction.

  The Company has also entered into an agreement with Hangzhou Hanyun Xinling Equity Investment Fund (the "Onshore Retail Fund") (Note 4(n)) under which the Onshore Retail Fund will participate in the gain and loss related to a certain portion of the equity interest in Focus Media held by the Company. The arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

  In addition, the Company agreed to acquire a 10% equity interest of an entity controlled by the founder and chairman of Focus Media, which holds an approximately 23% equity interest in Focus Media, for a cash consideration of US$511 million (RMB3,429 million). This transaction has not been completed as of March 31, 2019. Such arrangement is carried at fair value with unrealized gains and losses recorded in the consolidated income statements.

(m)   Investment in PT Tokopedia ("Tokopedia")

  Tokopedia operates one of the leading e-commerce platforms in Indonesia. During the year ended March 31, 2018, the Company completed a minority investment in existing and newly issued preferred shares of Tokopedia for a total cash consideration of US$445 million (RMB2,920 million). In connection with the initial investment, the Company also agreed to subscribe for up to US$500 million in additional preferred shares of Tokopedia at the then fair market value if so elected by Tokopedia during a 24-month period after the completion of the initial investment. Pursuant to the agreement, the Company acquired additional newly issued preferred shares of Tokopedia for a total cash consideration of US$500 million (RMB3,443 million) in December 2018. Upon the completion of this investment, the Company held an approximately 29% equity interest in Tokopedia on a fully diluted basis. SoftBank is also an existing shareholder of Tokopedia. The preferred shares are not considered in-substance common stock given that the shares contain certain terms such as liquidation preference over ordinary shares. As a result, such investment was accounted for under the cost method (Note 13) for the year ended March 31, 2018. Upon the adoption of ASU 2016-01, the investment is accounted for using the measurement alternative (Note 11).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(n)  Investments in Hangzhou Hanyun Xinling Equity Investment Fund Partnership (the "Onshore Retail Fund") and New Retail Strategic Opportunities Fund, L.P. (the "Offshore Retail Fund")

  The Onshore Retail Fund and the Offshore Retail Fund were set up to raise capital to invest in retail related businesses in the PRC and internationally, respectively. The Company is able to exercise significant influence over the investment decisions in both funds. In August 2017 and January 2018, the Company made a commitment to invest RMB1.6 billion and US$200 million in the Onshore Retail Fund and the Offshore Retail Fund, relating to which the Company has funded RMB462 million and RMB922 million to the Onshore Retail Fund as of March 31, 2018 and 2019, respectively; and US$77 million and US$78 million to the Offshore Retail Fund as of March 31, 2018 and 2019, respectively. As of March 31, 2019, the Company held an approximately 20% equity interest in the Onshore Retail Fund and an approximately 10% equity interest in the Offshore Retail Fund. The investments are accounted for under the equity method (Note 13).

(o)   Investment in Huatai Securities Co, Ltd. ("Huatai Securities")

  Huatai Securities, a company that is listed on both the Shanghai Stock Exchange and the HKSE, is a leading integrated securities group in the PRC. In July 2018, the Company acquired an approximately 3% interest in Huatai Securities for a cash consideration of RMB3.5 billion. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11).

(p)  Investment in ZTO Express (Cayman) Inc. ("ZTO Express")

  ZTO Express, a company that is listed on the NYSE, is one of the leading express delivery services companies in the PRC. In June 2018, the Company completed an investment in newly issued ordinary shares of ZTO Express for a cash consideration of US$1,100 million (RMB7,114 million), representing an approximately 8% equity interest in ZTO Express. The Offshore Retail Fund (Note 4(n)) is also an investor in this transaction. The investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11).

(q)  Investment in Huitongda Network Co., Ltd. ("Huitongda")

  Huitongda operates a rural online services platform in the PRC. In April 2018, the Company completed an investment in existing and newly issued shares of Huitongda for a cash consideration of RMB4,500 million, representing a 20% equity interest in Huitongda. The equity interest in Huitongda held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative (Note 11).

(r)   Investment in Shiji Retail Information Technology Co., Ltd. ("Shiji Retail")

  Shiji Retail is engaged in the provision of retail information system solutions. In April 2018, the Company acquired a 38% equity interest in Shiji Retail for a cash consideration of US$486 million (RMB3,062 million). The equity interest in Shiji Retail held by the Company is not considered in-substance common stock given that the equity interest contains certain terms such as liquidation preference over ordinary shares. As a result, the investment is accounted for using the measurement alternative (Note 11).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(s)   Investment in Wanda Film Holding Co., Ltd. ("Wanda Film")

  Wanda Film, a company that is listed on the Shenzhen Stock Exchange, is principally engaged in the investment and management of cinemas and film distribution businesses. In March 2018, the Company completed an investment in existing ordinary shares of Wanda Film for a cash consideration of RMB4,676 million, representing an approximately 8% equity interest in Wanda Film. The investment was accounted for under the cost method (Note 13) given that a readily determinable fair value was not available due to the suspension of trading of its shares for an extended period as of March 31, 2018. In November 2018, the trading of the shares of Wanda Film resumed and as a result, the Company began to carry the investment at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11).

(t)   Investment in Beijing Easyhome Furnishing Chain Group Co., Ltd. ("Easyhome")

  Easyhome is one of the largest home improvement supplies and furniture chains in the PRC. In March 2018, the Company completed an investment in Easyhome for a cash consideration of RMB3,635 million, representing a 10% equity interest in Easyhome. Yunfeng and the Onshore Retail Fund (Note 4(n)) are also investors in this transaction. Such investment was accounted for under the cost method (Note 13) for the year ended March 31, 2018. Upon the adoption of ASU 2016-01, such investment is accounted for using the measurement alternative (Note 11).

(u)  Investment in Sun Art Retail Group Limited ("Sun Art")

  Sun Art, a company that is listed on the HKSE, is a leading hypermarket operator in the PRC. In December 2017, the Company completed investments in existing ordinary shares of Sun Art and existing ordinary shares of A-RT Retail Holdings Limited, a limited liability company incorporated in Hong Kong that holds an approximately 51% equity interest in Sun Art, for an aggregate consideration of HK$19,303 million (RMB16,264 million). In January 2018, the Company acquired additional ordinary shares of Sun Art from public shareholders through a mandatory general offer as required under Hong Kong regulations, for a cash consideration of HK$2 million (RMB2 million). After the completion of these transactions, the Company's effective equity interest in Sun Art was approximately 31%, which is comprised of the direct equity interest of 21% and the indirect equity interest through its shareholding in A-RT Retail Holdings Limited. The Offshore Retail Fund (Note 4(n)) is also an investor in this transaction.

  The investment in Sun Art is accounted for under the equity method (Note 13). Out of the total cash consideration, RMB2,499 million was allocated to amortizable intangible assets, RMB2,953 million was allocated to goodwill, RMB2,187 million was allocated to deferred tax liabilities and RMB12,999 million was allocated to net assets acquired.

(v)   Investment in China United Network Communications Ltd. ("China Unicom")

  China Unicom, a company that is listed on the Shanghai Stock Exchange, is a major telecommunications company in the PRC. In October 2017, the Company completed an investment in newly issued ordinary shares of China Unicom for a cash consideration of RMB4,325 million, representing an approximately 2% equity interest in China Unicom. The investment was accounted for as an available-for-sale security (Note 11) for the year ended March 31, 2018. Upon the adoption of ASU 2016-01, the investment is carried at fair value with unrealized gains and losses recorded in the consolidated income statements (Note 11).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(w)  Investment in BEST Inc. (formerly known as Best Logistics Technologies Limited) ("Best Logistics")

  Best Logistics is a provider of comprehensive supply-chain solutions and services. In September 2017, in connection with the completion of Best Logistics' initial public offering on the NYSE, all preferred shares of Best Logistics held by the Company were automatically converted into ordinary shares of Best Logistics. Concurrently, the Company acquired additional equity interests in Best Logistics for a cash consideration of US$100 million (RMB657 million), after which the equity interests in Best Logistics held by the Company increased to approximately 23%. Upon the completion of the share conversion, the original investment with a carrying value of US$256 million (RMB1,679 million) was reclassified from a cost method investment to an equity method investment (Note 13). Out of the total purchase price, which included the cash consideration and the carrying amount of the previously held interests in Best Logistics, RMB1,072 million was allocated to amortizable intangible assets, RMB443 million was allocated to goodwill, RMB214 million was allocated to deferred tax liabilities and RMB1,035 million was allocated to net assets acquired.

  Cainiao Network (Note 4(f)) is also an existing shareholder of Best Logistics with an approximately 5% equity interest. Upon the consolidation of Cainiao Network in October 2017, the Company began to account for Cainiao Network's investment in Best Logistics under the equity method (Note 13), and the fair value of this investment at the time amounting to US$215 million (RMB1,420 million) was recognized as the new investment cost. Out of this amount, RMB652 million was allocated to amortizable intangible assets, RMB270 million was allocated to goodwill, RMB131 million was allocated to deferred tax liabilities and RMB629 million was allocated to net assets acquired.

  After the completion of these transactions, the Company's equity interest in Best Logistics was approximately 28%.

(x)   Investment in Xiaoju Kuaizhi Inc. ("Didi Chuxing")

  Didi Chuxing is a leading transportation network company that provides vehicles and taxis for hire in the PRC via smartphone applications. During the years ended March 31, 2017 and 2018, the Company completed additional investments in preferred shares of Didi Chuxing for a total cash consideration of US$400 million (RMB2,652 million). In September 2017, the Company completed a partial disposal of its investment in Didi Chuxing to SoftBank for a cash consideration of US$639 million (RMB4,198 million), and a disposal gain of RMB2,096 million was recognized in interest and investment income, net in the consolidated income statement for the year ended March 31, 2018. Upon the completion of the partial disposal and subsequent additional investments by SoftBank and other investors, the Company's equity interest in Didi Chuxing was approximately 5% on a fully diluted basis. The investment was accounted for under the cost method (Note 13) for the year ended March 31, 2018. Upon the adoption of ASU 2016-01, the investment is accounted for using the measurement alternative (Note 11).

(y)   Investment in Suning.com Co., Ltd. (formerly known as Suning Commerce Group Co., Ltd.) ("Suning")

  Suning, a company that is listed on the Shenzhen Stock Exchange, is one of the largest consumer electronics retail chains in the PRC. In May 2016, the Company completed the subscription for newly issued ordinary shares for a cash consideration of RMB28.2 billion, representing a 19.99% equity interest in Suning. The investment is accounted for under the equity method (Note 13).

  Concurrent with the Company's investment in Suning, Suning subscribed for approximately 26.3 million newly issued ordinary shares (before the Share Subdivision as detailed in Note 2(a)) of the Company which

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

4.     Significant restructuring transaction, mergers and acquisitions and investments (Continued)

(y)   Investment in Suning.com Co., Ltd. (formerly known as Suning Commerce Group Co., Ltd.) ("Suning") (Continued)

  represent an approximately 1.1% equity interest in the Company for a cash consideration of US$81.51 per ordinary share (before the Share Subdivision as detailed in Note 2(a)). The Company's share of Suning's investment in the Company amounting to US$429 million (RMB2,823 million) was deducted from the investment cost of Suning and recognized as an issuance of treasury shares during the year ended March 31, 2017.

  Out of the total purchase consideration, net of the amount related to the treasury shares described above, RMB5,100 million was allocated to amortizable intangible assets, RMB9,113 million was allocated to goodwill, RMB1,582 million was allocated to deferred tax liabilities and RMB12,778 million was allocated to net assets acquired.

  During the years ended March 31, 2018 and March 31, 2019, Suning completed disposal of its equity interest in the Company. Accordingly, RMB590 million and RMB2,233 million was added back to the investment cost of Suning during the years ended March 31, 2018 and 2019, respectively, and the recognition of the corresponding treasury shares was reversed.

  Equity transactions and acquisitions that were not completed as of March 31, 2019

(z)   Investment in Red Star Macalline Group Corporation Limited ("Red Star")

  Red Star, a company that is listed on both the HKSE and Shanghai Stock Exchange, is a leading home improvement and furnishings shopping mall operator in the PRC. In May 2019, the Company completed the subscription of exchangeable bonds issued by the controlling shareholder of Red Star for a cash consideration of RMB4,359 million. The exchangeable bonds have a term of five years and are exchangeable into ordinary shares of Red Star at an initial price of RMB12.28 per share. In addition, the Company acquired an approximately 2% equity interest in Red Star for a total consideration of HK$447 million. The Offshore Retail Fund (Note 4(n)) is also an investor in this transaction.

(aa) Investment in China TransInfo Technology Co., Ltd. ("China TransInfo")

  China TransInfo, a company that is listed on the Shenzhen Stock Exchange, is a PRC-based smart city infrastructure and service provider, including intelligent transportation operation services. In May 2019, the Company agreed to acquire a 15% equity interest in China TransInfo for a cash consideration of RMB3,595 million. The completion of the transaction is subject to customary closing conditions.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

5.     Revenue

  Revenue by segment is as follows:

	Year ended March 31,
	2017 (i)	2018 (i)	2019
	(in millions of RMB)
Core commerce:
China commerce retail (ii)
- Customer management	77,530	114,285	145,684
- Commission	34,066	46,525	61,847
- Others	2,513	15,749	40,084

	114,109	176,559	247,615
China commerce wholesale (iii)	5,679	7,164	9,988
International commerce retail (iv)	7,336	14,216	19,558
International commerce wholesale (v)	6,001	6,625	8,167
Cainiao logistics services (vi)	—	6,759	14,885
Local consumer services (vii)	—	—	18,058
Others	755	2,697	5,129

Total core commerce	133,880	214,020	323,400
Cloud computing (viii)	6,663	13,390	24,702
Digital media and entertainment (ix)	14,733	19,564	24,077
Innovation initiatives and others (x)	2,997	3,292	4,665

Total	158,273	250,266	376,844

  (i)
  Prior period amounts have not been adjusted due to the adoption of ASC 606 under the modified retrospective method (Note 2(g)).

  (ii)
  Revenue from China commerce retail is primarily generated from the Company's China retail marketplaces and includes revenue from customer management, commissions and sales of goods.

  (iii)
  Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and customer management.

  (iv)
  Revenue from international commerce retail is primarily generated from Lazada (Note 4(i)) and AliExpress and includes revenue from sales of goods, commissions, logistics services and customer management.

  (v)
  Revenue from international commerce wholesale is primarily generated from Alibaba.com and includes membership fees and revenue from customer management.

  (vi)
  Revenue from Cainiao logistics services represents revenue from the domestic and cross-border fulfillment services provided by Cainiao Network (Note 4(f)).

  (vii)
  Revenue from local consumer services primarily represents revenue from the provision of delivery services and other services provided by Ele.me (Note 4(c)).

  (viii)
  Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, and machine learning platform and IoT services.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

5.     Revenue (Continued)

  (ix)
  Revenue from digital media and entertainment is primarily generated from Youku (Note 4(h)) and UCWeb and includes revenue from customer management and membership fees.

  (x)
  Revenue from innovation initiatives and others is primarily generated from businesses such as Amap and other innovation initiatives. Other revenue also includes the SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

  Revenue by type is as follows:

	Year ended March 31,
	2017 (i)	2018 (i)	2019
	(in millions of RMB)
Customer management services
P4P and display marketing	83,581	119,822	151,654
Other customer management services	5,706	9,076	13,962

Total customer management services	89,287	128,898	165,616
Commission	37,848	52,411	81,086
Membership fees	10,638	13,823	19,139
Logistics services	—	6,759	23,397
Cloud computing services	6,663	13,390	24,702
Sales of goods	3,889	18,719	46,942
Other revenue (ii)	9,948	16,266	15,962

Total	158,273	250,266	376,844

  (i)
  Prior period amounts have not been adjusted due to the adoption of ASC 606 under the modified retrospective method (Note 2(g)).

  (ii)
  Other revenue includes other value-added services provided through various platforms and the SME Annual Fee received from Ant Financial and its affiliates (Note 4(a)).

  The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the year ended March 31, 2019 was not material. As permitted under the transitional provision in ASC 606, the amount of revenue recognized for performance obligations satisfied (or partially satisfied) as of March 31, 2018 is not disclosed.

6.     Other income, net

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Profit Share Payments (Note 4(a))	2,086	3,444	517
Government grants (i)	451	555	666
Amortization of restructuring reserve (Note 4(a))	(264)	(264)	(264)
Exchange differences	2,328	(1,679)	(1,950)
Others	1,485	2,104	1,252

Total	6,086	4,160	221

  (i)
  Government grants mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

7.     Income tax expenses

  Composition of income tax expenses

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Current income tax expense	13,495	17,223	18,750
Deferred taxation	281	976	(2,197)

	13,776	18,199	16,553

  Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2017, 2018 and 2019. The Company's subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

  Current income tax expense primarily includes the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company's income before income tax and share of results of equity investees are generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

  Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise within China's national plan can enjoy a preferential EIT rate of 10%. The Key Software Enterprise status is subject to review by the relevant authorities every year. The timing of the annual review and notification by the relevant authorities may vary from year to year, and the related tax adjustments in relation to the change in applicable EIT rate as a result of notification of qualification are accounted for in the period in which the Key Software Enterprise status is recognized and notified.

  The tax status of the subsidiaries of the Company with major taxable profits is described below:

  •
  Alibaba (China) Technology Co., Ltd. ("Alibaba China") and Taobao (China) Software Co., Ltd. ("Taobao China"), entities primarily engaged in the operations of the Company's wholesale marketplaces and Taobao Marketplace, respectively, obtained the annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation years of 2015, 2016 and 2017 in the quarters ended September 30, 2016, 2017 and 2018, respectively. Accordingly, Alibaba China and Taobao China, which had qualified as High and New Technology Enterprises and applied an EIT rate of 15% for the taxation years of 2015, 2016 and 2017, reflected the reduction in tax rate to 10% for the taxation years of 2015, 2016 and 2017 in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

7.     Income tax expenses (Continued)

  •
  Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), an entity primarily engaged in the operations of Tmall, was recognized as a High and New Technology Enterprise and also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2012, and a 50% reduction for the subsequent three years starting from the taxation year of 2014. Accordingly, Tmall China was entitled to an EIT rate of 12.5% during the taxation years of 2015 and 2016. Tmall China obtained notification of recognition as a Key Software Enterprise for the taxation years of 2016 and 2017 in the quarter ended September 30, 2017 and 2018. Accordingly, Tmall China, which had applied an EIT rate of 12.5% and 15% for the taxation years of 2016 and 2017, respectively, reflected the reduction in tax rate to 10% for the taxation years of 2016 and 2017 in the consolidated income statement for the years ended March 31, 2018 and 2019.

  The total tax adjustments for Alibaba China, Taobao China, Tmall China and certain other PRC subsidiaries of the Company, amounting to RMB720 million, RMB2,295 million and RMB4,656 million, were recorded in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively. The annual review and notification relating to the renewal of the Key Software Enterprises status for the taxation year of 2018 has not yet been obtained as of March 31, 2019. Accordingly, Alibaba China, Taobao China and Tmall China continued to apply an EIT rate of 15% for the taxation year of 2018 as High and New Technology Enterprises.

  Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2017, 2018 and 2019.

  Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between the PRC and Hong Kong, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2019, the Company had fully accrued the withholding tax on the earnings distributable by all of the subsidiaries of the Company in the PRC, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB49.7 billion.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

7.     Income tax expenses (Continued)

  Composition of deferred tax assets and liabilities

	As of March 31,
	2018	2019
	(in millions of RMB)
Deferred tax assets
Licensed copyrights	1,191	2,475
Tax losses carried forward and others (i)	9,467	21,896

	10,658	24,371
Valuation allowance	(8,476)	(21,838)

Total deferred tax assets	2,182	2,533

Deferred tax liabilities
Identifiable intangible assets	(9,181)	(12,659)
Withholding tax on undistributed earnings (ii)	(8,375)	(7,901)
Investment securities and others	(1,756)	(1,957)

Total deferred tax liabilities	(19,312)	(22,517)

Net deferred tax liabilities	(17,130)	(19,984)

  (i)
  Others is primarily comprised of property and equipment, deferred revenue and customer advances, as well as accrued expenses which are not deductible until paid under PRC tax laws.

  (ii)
  The related deferred tax liabilities as of March 31, 2018 and 2019 were provided on the assumption that 100% of the distributable reserves of the major PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB28.6 billion and RMB49.7 billion, respectively.

  Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

  As of March 31, 2019, the accumulated tax losses of subsidiaries incorporated in the United States, Indonesia and Singapore, subject to the agreement of the relevant tax authorities, of RMB3,690 million, RMB3,686 million and RMB3,075 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in the United States and Singapore has no time limit, while the tax losses in Indonesia will expire, if unused, in the years ending March 31, 2020 through 2024. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB73,148 million as of March 31, 2019 will expire, if unused, in the years ending March 31, 2020 through 2024.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

7.     Income tax expenses (Continued)

  Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB, except per share data)
Income before income tax and share of result of equity investees	60,029	100,403	96,221
Income tax computed at statutory EIT rate (25%)	15,007	25,101	24,055
Effect of different tax rates available to different jurisdictions	(772)	392	(1,568)
Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC	(10,507)	(14,782)	(17,687)
Non-deductible expenses and non-taxable income, net (i)	6,090	1,780	8,168
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC (ii)	(1,694)	(2,330)	(5,774)
Withholding tax on the earnings distributed and anticipated to be remitted	3,009	4,393	3,954
Change in valuation allowance, deduction of certain share-based compensation expense and others (iii)	2,643	3,645	5,405

Income tax expenses	13,776	18,199	16,553

Effect of tax holidays inside the PRC on basic earnings per share (RMB)	0.53	0.72	0.86

Effect of tax holidays inside the PRC on basic earnings per ADS (RMB)	4.21	5.79	6.86

  (i)
  Expenses not deductible for tax purposes and non-taxable income primarily represent investment income (loss), share-based compensation expense, interest expense and exchange differences. Investment income (loss) during the year ended March 31, 2017 includes gains from the revaluation of previously held equity interest relating to the acquisition of Youku (Note 4(h)). Investment income (loss) during the year ended March 31, 2018 includes gains from the revaluation of previously held equity interests relating to the acquisitions of Cainiao Network (Note 4(f)) and Intime (Note 4(g)). Investment income (loss) during the year ended March 31, 2019 includes gains from the revaluation of previously held equity interest relating to the acquisitions of Koubei (Note 4(c)) and Alibaba Pictures (Note 4(b)).

  (ii)
  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

  (iii)
  This amount primarily represents valuation allowance against the deferred tax assets associated with operating losses, amortization of licensed copyrights and other timing differences which may not be realized as a tax benefit.

8.     Share-based awards

  Share-based awards such as RSUs, incentive and non-statutory options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under the equity incentive plan adopted in 2011, which govern the terms of the awards. In September 2014, the Company adopted a post-IPO equity incentive plan (the "2014 Plan") which has a ten-year term. Share-based awards are only available for issuance under the 2014 Plan. If an award under the previous plan terminates, expires or lapses, or is cancelled for any reason, ordinary shares

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

  subject to the award become available for the grant of a new award under the 2014 Plan. Starting from April 1, 2015 and on each anniversary thereof, an additional amount equal to the lesser of (A) 200,000,000 ordinary shares (previously 25,000,000 ordinary shares before the Share Subdivision as detailed in Note 2(a)), and (B) such lesser number of ordinary shares as determined by the board of directors will become available for the grant of a new award under the 2014 Plan. All share-based awards granted under the 2014 Plan are subject to dilution protection should the capital structure of the Company be affected by a share split, reverse share split, share dividend or other dilutive action. The 2014 Plan has substantially similar terms as the plan adopted in 2011 except that (i) the 2014 Plan is administered by the compensation committee of the board (or a subcommittee thereof), or such other committee of the board to which the board has delegated power to act, or the board in the absence of any such committee, and (ii) certain terms are adjusted for the purposes of compliance with the Sarbanes-Oxley Act of 2002, U.S. Securities Act of 1933 and the regulations thereunder, as amended from time to time and U.S. Securities Exchange Act of 1934 and the regulations thereunder, as amended from time to time, among others. As of March 31, 2019, the number of shares authorized but unissued was 273,212,416 ordinary shares (previously 34,151,552 ordinary shares before the Share Subdivision as detailed in Note 2(a)).

  RSUs and share options granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, RSUs and share options generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of six years from the date of grant. Certain RSUs and share options granted to the senior management members of the Company are subject to a six-year vesting schedule. No outstanding RSUs or share options will be subject to vesting or exercisable after the expiry of a maximum of eight years from the date of grant.

  Following the Share Subdivision and the ADS Ratio Change that became effective on July 30, 2019 as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. Pro-rata adjustments have been made to the number of ordinary shares underlying each RSU and share option granted, so as to give the participants the same proportion of the equity that they would have been entitled to prior to the Share Subdivision. Prior to July 30, 2019, one ordinary share was issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. Subsequent to the Share Subdivision, eight ordinary shares are issuable upon the vesting of one outstanding RSU or the exercise of one outstanding share option, respectively. The Share Subdivision has no impact on the number of RSUs, the number of share options, the weighted average grant date fair value per RSU and the weighted average exercise price per share option as stated below.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

(a)   RSUs relating to ordinary shares of the Company

  A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the year ended March 31, 2019 is as follows:

	Number of RSUs	Weighted- average grant date fair value per RSU
		US$
Awarded and unvested as of April 1, 2018	68,424,858	100.93
Granted	24,863,988	181.74
Vested	(24,337,392)	84.31
Cancelled/forfeited	(4,604,961)	135.06

Awarded and unvested as of March 31, 2019	64,346,493	136.00

Expected to vest as of March 31, 2019 (i)	53,175,748	134.59
  (i)
  RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

  As of March 31, 2018 and 2019, 1,983,785 and 1,878,835 outstanding RSUs were held by non-employees, respectively. These RSUs were subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2019, there were RMB22,432 million of unamortized compensation costs related to these outstanding RSUs, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 1.9 years.

  During the years ended March 31, 2017, 2018 and 2019, the Company recognized share-based compensation expense of RMB12,322 million, RMB16,165 million and RMB22,137 million, respectively, in connection with the above RSUs, net of cash reimbursement from related companies, including Ant Financial (Note 21).

(b)   Share options relating to ordinary shares of the Company

  A summary of the changes in the share options relating to ordinary shares granted by the Company during the year ended March 31, 2019 is as follows:

	Number of share options	Weighted average exercise price per share option	Weighted average remaining contractual life
		US$	(in years)
Outstanding as of April 1, 2018	7,938,015	70.10	4.5
Exercised	(795,809)	45.02
Cancelled/forfeited/expired	(25,000)	76.81

Outstanding as of March 31, 2019	7,117,206	72.88	3.7

Vested and exercisable as of March 31, 2019	3,258,039	75.32	3.6
Vested and expected to vest as of March 31, 2019 (i)	7,016,598	72.78	3.7

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

(b)   Share options relating to ordinary shares of the Company (Continued)

  (i)
  Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

  As of March 31, 2018 and 2019, 141,000 and 76,550 outstanding share options were held by non-employees, respectively. These share options were subject to re-measurement through each vesting date to determine the appropriate amount of the expense.

  As of March 31, 2019, the aggregate intrinsic value of all outstanding options was RMB5,243 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest is RMB2,347 million and RMB5,173 million, respectively.

  During the years ended March 31, 2017, 2018 and 2019, the weighted average grant date fair value of share options granted was US$22.89, nil and nil, respectively, and the total grant date fair value of options vested during the same years was RMB348 million, RMB452 million and RMB311 million, respectively. During the same years, the aggregate intrinsic value of share options exercised was RMB1,799 million, RMB1,980 million and RMB708 million, respectively.

  Cash received from option exercises under the share option plans for the years ended March 31, 2017, 2018 and 2019 was RMB287 million, RMB174 million and RMB220 million, respectively.

  No share options were granted during the years ended March 31, 2018 and 2019. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model by applying the assumptions below:

Year ended March 31,
2017
Risk-free interest rate (i)	1.23% – 1.30%
Expected dividend yield (ii)	0%
Expected life (years) (iii)	4.38
Expected volatility (iv)	31.7% – 33.2%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

  (ii)
  Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.

  (iii)
  Expected life of share options is based on the average between the vesting period and the contractual term for each grant.

  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to the expected life of each grant.

  As of March 31, 2019, there were RMB111 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 1.5 years.

  During the years ended March 31, 2017, 2018 and 2019, the Company recognized share-based compensation expense of RMB524 million, RMB270 million and RMB181 million, respectively, in connection with the above share options, net of cash reimbursement from related companies, including Ant Financial (Note 21).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

(c)   Partner Capital Investment Plan relating to ordinary shares of the Company

  Beginning in 2013, the Company offered selected members of the Alibaba Partnership rights to acquire restricted shares of the Company. For the rights offered before 2016, these rights and the underlying restricted shares were subject to a non-compete provision, and each right entitles the holder to purchase eight restricted shares at an aggregate price of US$14.50, after the Share Subdivision as detailed in Note 2(a), during a four-year period. Upon the exercise of the rights, the underlying ordinary shares may not be transferred for a period of eight years from the date of subscription of the relevant rights. For the rights offered since 2016, the rights and the underlying restricted shares were subject to certain service provisions that were not related to employment, and each right entitles the holder to purchase eight restricted shares at an aggregate price between US$23.00 and US$26.00, after the Share Subdivision as detailed in Note 2(a), over a period of ten years from the vesting commencement date.

  The number of ordinary shares underlying these rights is 144,000,000 shares (previously 18,000,000 shares before the Share Subdivision as detailed in Note 2(a)), of which the rights to subscribe for 140,000,000 shares (previously 17,500,000 shares before the Share Subdivision as detailed in Note 2(a)) had been offered and subscribed up to March 31, 2019. The rights offered before 2016 were accounted for as noncontrolling interests of the Company as these rights were issued by the Company's subsidiaries and classified as equity at the subsidiary level. The rights offered in the subsequent periods were accounted for as share options issued by the Company.

  As of March 31, 2019, there were RMB941 million of unamortized compensation costs related to these rights, net of expected forfeitures and after re-measurement applicable to the awards granted to non-employees. These amounts are expected to be recognized over a weighted average period of 4.5 years. Share-based compensation expense of RMB241 million, RMB435 million and RMB409 million was recognized in connection with these rights for the years ended March 31, 2017, 2018 and 2019, respectively.

  The fair value of each right to acquire restricted shares is estimated on the subscription date using the Black-Scholes model by applying the assumptions below:

	Year ended March 31,
	2017	2018	2019
Risk-free interest rate (i)	1.86%	2.07%	2.94%
Expected dividend yield (ii)	0%	0%	0%
Expected life (years) (iii)	8.25	8.25	8.25
Expected volatility (iv)	39.0%	34.2%	33.0%
  (i)
  Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share-based awards in effect at the time of grant.

  (ii)
  Expected dividend yield is assumed to be nil as the Company has no history or expectation of paying a dividend on its ordinary shares.

  (iii)
  Expected life of the rights is based on management's estimate on timing of redemption for ordinary shares by the participants.

  (iv)
  Expected volatility is assumed based on the historical volatility of the Company's comparable companies in the period equal to expected life of each right.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

8.     Share-based awards (Continued)

(d)  Share-based awards relating to Ant Financial

  Since March 2014, Junhan, the general partner of which is a company wholly-owned by the executive chairman of the Company and a major equity holder of Ant Financial, has made grants of share economic rights similar to share appreciation awards linked to the valuation of Ant Financial (the "SERs") to certain employees of the Company. Since April 2018, Ant Financial, through its subsidiary, has granted certain RSU awards to certain employees of the Company. The SERs will be settled in cash by Junhan upon disposal of these awards by the holders. The RSU awards may be settled in cash or equity by the Ant Financial subsidiary upon vesting of the awards. Junhan and the Ant Financial subsidiary have the right to repurchase the vested SERs or RSU awards (or any underlying shares of the vested RSU awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Financial or the termination of the holders' employment with the Company at a price to be determined based on the then fair market value of Ant Financial. These awards are generally subject to a four-year vesting schedule as determined by the administrator of the plan. Depending on the nature and the purpose of the grant, these awards generally vest 25% or 50% upon the first or second anniversary of the vesting commencement date, respectively, as provided in the grant agreement, and 25% every year thereafter. Certain awards granted to the senior management members of the Company are subject to a six-year vesting schedule. The Company has no obligation to reimburse Junhan, Ant Financial or its subsidiaries for the cost associated with these awards.

  For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to the SERs are re-measured at the fair value on each reporting date until their settlement dates. The expenses relating to the RSU awards granted by Ant Financial's subsidiary are re-measured at the fair value on each reporting date until their vesting dates.

  During the years ended March 31, 2017, 2018 and 2019, the Company recognized expenses of RMB2,188 million, RMB2,278 million and RMB12,855 million in respect of the share-based awards relating to Ant Financial, respectively.

(e)   Share-based compensation expense by function

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Cost of revenue	3,893	5,505	8,915
Product development expenses	5,712	7,374	15,378
Sales and marketing expenses	1,772	2,037	4,411
General and administrative expenses	4,618	5,159	8,787

Total	15,995	20,075	37,491

9.     Earnings per share/ADS

  Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2(a), each ordinary share was subdivided into eight ordinary shares and each ADS represents eight ordinary shares. The weighted average

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

9.     Earnings per share/ADS (Continued)

(e)   Share-based compensation expense by function (Continued)

  number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended March 31, 2017, 2018 and 2019 have been retrospectively adjusted.

  Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share after adjustment to the Company's ordinary share-to-ADS ratio.

  For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method. Potentially dilutive securities, of which the amounts are insignificant, have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the Company's ordinary share-to-ADS ratio.

  The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB, except share data and per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	43,675	63,985	87,600
Dilution effect arising from share-based awards issued by a subsidiary and equity investees	(11)	(21)	(42)

Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	43,664	63,964	87,558
Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares) (Note)	19,941	20,425	20,640
Adjustments for dilutive RSUs and share options (million shares) (Note)	638	456	348

Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares) (Note)	20,579	20,881	20,988

Net income per ordinary share — basic (RMB) (Note)	2.19	3.13	4.24

Net income per ordinary share — diluted (RMB) (Note)	2.12	3.06	4.17

Earnings per ADS
Net income per ADS — basic (RMB)	17.52	25.06	33.95

Net income per ADS — diluted (RMB)	16.97	24.51	33.38

Note:
Basic and diluted net income per ordinary share, weighted average number of shares and the adjustments for dilutive RSUs and share options have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on July 30, 2019 as detailed in Note 2(a).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

10.   Restricted cash and escrow receivables

	As of March 31,
	2018	2019
	(in millions of RMB)
Money received or receivable on escrow services offered by AliExpress (i)	3,171	8,354
Others	246	164

	3,417	8,518

  (i)
  The amount represents customer funds held by external payment networks outside the PRC relating to AliExpress with a corresponding liability recorded under escrow money payable.

11.   Investment securities and fair value disclosure

	As of March 31, 2018
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying value
	(in millions of RMB)
Equity securities:
Listed equity securities	20,303	10,990	(1,587)	(983)	28,723
Equity securities accounted for under the fair value option	498	67	—	—	565
Debt investments (i)	13,898	—	—	(179)	13,719

	34,699	11,057	(1,587)	(1,162)	43,007

	As of March 31, 2019
	Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying value
	(in millions of RMB)
Equity securities:
Listed equity securities	57,121	15,968	(11,887)	—	61,202
Investments in privately held companies (ii)	81,894	14,107	(78)	(13,250)	82,673
Debt investments (i)	23,843	44	(20)	(725)	23,142

	162,858	30,119	(11,985)	(13,975)	167,017

  (i)
  Debt investments include convertible bonds accounted for under the fair value option, for which the fair value as of March 31, 2018 and 2019 were RMB1,256 million and RMB2,742 million, respectively. Unrealized gains recorded on these convertible bonds in the consolidated income statements were nil and RMB44 million during the years ended March 31, 2018 and 2019, respectively. Debt investments also include investments in certain wealth management products amounting to RMB6.9 billion as of March 31, 2018 and 2019. These investments were pledged to a financial institution in the PRC to secure a financing provided by this financial institution amounting to RMB6.9 billion to one of the Company's founders and an equity holder in certain of the Company's variable interest entities, to support his minority investment through a PRC limited partnership in Wasu Media Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

  (ii)
  Upon the adoption of ASU 2016-01, certain investments in privately held companies that were previously accounted for under the cost method with a carrying value of RMB59,942 million as of March 31, 2018 were reclassified into investment securities as of April 1, 2018.

  Details of the significant additions during the years ended March 31, 2017, 2018 and 2019 are set out in Note 4.

  For equity securities, a summary of gains and losses, including impairment losses, recognized in interest and investment income, net is as follows:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Net unrealized gains recognized during the period for equity securities still held as of the end of the period	—	11	598
Net gains recognized during the period from disposals of equity securities during the period	5,601	1	5,120

Net gains recognized during the period on equity securities	5,601	12	5,718

  As of March 31, 2018, net unrealized gains of RMB9,403 million on listed equity securities previously classified as available-for-sale were recorded in accumulated other comprehensive income. Upon the adoption of ASU 2016-01, the Company carried these equity securities at fair value with unrealized gains and losses recorded in the consolidated income statements. Unrealized gains and losses recorded in accumulated other comprehensive income as of March 31, 2018 related to those equity securities previously classified as available-for-sale, in the amount of RMB8,196 million, net of tax, were reclassified into retained earnings as of April 1, 2018 (Note 2(t)). For listed equity securities previously classified as available-for-sale with unrealized losses, their related aggregate fair values amounted to RMB7,636 million as of March 31, 2018. The carrying amounts of listed equity securities previously classified as available-for-sale that were in a loss position over twelve months were insignificant as of the same date.

  In addition, upon the adoption of ASU 2016-01, the Company no longer accounts for certain other equity investments in privately held companies over which the Company neither has control nor significant influence through investment in common stock or in-substance common stock using the cost method. Beginning on April 1, 2018, the Company elected to record a majority of equity investments in privately held companies using the measurement alternative (Note 2(t)). These equity securities, which amounted to RMB59,942 million as of March 31, 2018, were previously classified under investments in equity investees and were reclassified into investment securities on the consolidated balance sheets as of April 1, 2018 (Note 13). During the year ended March 31, 2019, upward adjustments of RMB15,474 million, and impairments and downward adjustments of RMB10,404 million, were recorded in interest and investment income, net, in the consolidated income statement. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. As of March 31, 2019, the amount of investments in privately held companies for which the Company elected to record using the measurement alternative amounted to RMB81,514 million.

  During the years ended March 31, 2017, 2018 and 2019, no realized gains or losses were recognized for the disposal of debt investments. During the same periods, impairment losses on debt investments of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

  RMB173 million, RMB6 million and RMB546 million were recorded in interest and investment income, net in the consolidated income statements, respectively.

  The carrying amount of debt investments approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1	-	Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2	-	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3	-	Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

  Fair value of short-term investments and listed equity securities are based on quoted prices in active markets for identical assets or liabilities. Other financial instruments, such as interest rate swap contracts, are valued based on inputs derived from or corroborated by observable market data. Valuations of convertible and exchangeable bonds that do not have a quoted price are performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative were re-measured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values were estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that the Company holds.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

  The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2018
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	6,086	—	—	6,086
Restricted cash and escrow receivables	3,417	—	—	3,417
Listed equity securities	28,723	—	—	28,723
Equity securities accounted for under the fair value option	—	—	565	565
Convertible bonds accounted for under the fair value option	—	—	1,256	1,256
Interest rate swap contracts	—	542	—	542

	38,226	542	1,821	40,589

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	120	120

	—	—	120	120

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
	(in millions of RMB)
Assets
Short-term investments	3,262	—	—	3,262
Restricted cash and escrow receivables	8,518	—	—	8,518
Listed equity securities	61,202	—	—	61,202
Convertible bonds accounted for under the fair value option	244	—	2,498	2,742
Interest rate swap contracts	—	331	—	331
Others	604	1,444	1,159	3,207

	73,830	1,775	3,657	79,262

Liabilities
Contingent consideration in relation to investments and acquisitions	—	—	5,122	5,122

	—	—	5,122	5,122

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

11.   Investment securities and fair value disclosure (Continued)

  Convertible bonds categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2017	—
Additions	1,264
Foreign currency translation adjustments	(8)

Balance as of March 31, 2018	1,256
Additions	1,153
Foreign currency translation adjustments	89

Balance as of March 31, 2019	2,498

  Contingent consideration in relation to investments and acquisitions categorized within Level 3 under the fair value hierarchy:

Amounts
(in millions of RMB)
Balance as of April 1, 2017	921
Payment	(770)
Net decrease in fair value	(17)
Foreign currency translation adjustments	(14)

Balance as of March 31, 2018	120
Additions (i)	4,790
Net decrease in fair value	(45)
Foreign currency translation adjustments	257

Balance as of March 31, 2019	5,122

  (i)
  Additions during the year ended March 31, 2019 were related to the acquisition of Ele.me (Note 4(c)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

12.   Prepayments, receivables and other assets

	As of March 31,
	2018	2019
	(in millions of RMB)
Current:
Accounts receivable, net of allowance	7,284	13,771
Inventories	4,535	8,534
Amounts due from related companies (i)	8,080	7,445
VAT receivables, net of allowance (ii)	8,915	7,347
Prepaid cost of revenue, sales and marketing and other expenses	4,283	7,049
Advances to/receivables from customers, merchants and others	3,700	4,689
Deferred direct selling costs (iii)	1,643	1,990
Licensed copyrights (Note 2(y))	964	1,126
Interest receivables	672	867
Loan receivables, net	419	490
Others	2,733	5,282

	43,228	58,590

Non-current:
Prepayment for acquisition of property and equipment	5,933	7,643
Film costs and prepayment for licensed copyrights and others	5,614	7,205
Land use rights, net (iv)	9,377	6,419
Deferred tax assets (Note 7)	2,182	2,533
Fair value of interest rate swap contracts	542	331
Deferred direct selling costs (iii)	188	281
Others	2,438	3,606

	26,274	28,018

  (i)
  Amounts due from related companies primarily represent balances arising from transactions with Ant Financial and its subsidiaries (Notes 4(a) and 21). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  VAT receivables mainly represent VAT receivable from relevant PRC tax authorities arising from the Company's VAT refund service. The Company provides advance settlement of relevant VAT refund amounts to its customers prior to receiving the VAT refund from tax authorities. To provide this service, the Company relies on short-term banking facilities and takes on credit risk if the Company fails to recover the prepaid VAT amount.

  (iii)
  The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions. The membership fees are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees are recognized.

  (iv)
  As of March 31, 2019, the Company revised the presentation to report land use rights under prepayments, receivables and other assets on the consolidated balance sheet. Accordingly, land use rights, net as of

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

12.   Prepayments, receivables and other assets (Continued)

    March 31, 2018 in the amount of RMB9,377 million was reclassified to prepayments, receivables and other assets to conform with the current year presentation.

13.   Investments in equity investees

	Cost method	Equity method	Total
	(in millions of RMB)
Balance as of April 1, 2017	35,404	84,964	120,368
Additions (i)	34,121	26,391	60,512
Share of results, other comprehensive income and other reserves (ii)	—	(3,660)	(3,660)
Disposals	(3,051)	(474)	(3,525)
Transfers (iii)	(1,725)	(9,011)	(10,736)
Impairment loss (iv)	(1,753)	(18,153)	(19,906)
Foreign currency translation adjustments	(3,054)	(299)	(3,353)

Balance as of March 31, 2018	59,942	79,758	139,700
Transfer of cost method investments (v)	(59,942)	—	(59,942)

Balance as of April 1, 2018	—	79,758	79,758
Additions (i)	—	14,360	14,360
Share of results, other comprehensive income and other reserves (ii)	—	1,905	1,905
Disposals	—	(1,160)	(1,160)
Transfers (iii)	—	(10,153)	(10,153)
Impairment loss (iv)	—	(493)	(493)
Foreign currency translation adjustments	—	237	237

Balance as of March 31, 2019	—	84,454	84,454

  (i)
  Details of the significant additions of the investments in equity investees are set out in Note 4.

  (ii)
  Share of results, other comprehensive income and other reserves include the share of results of the equity investees, the gain or loss arising from the deemed disposal of the equity investees and the amortization of basis differences. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Financial granted to employees of certain equity investees (Note 8(d)).

  (iii)
  During the year ended March 31, 2018, transfers under the equity method were primarily related to the consolidation of Cainiao Network (Note 4(f)) and Intime (Note 4(g)) upon the acquisition of control by the Company.

    During the year ended March 31, 2019, transfers under the equity method were primarily related to the consolidation of Alibaba Pictures (Note 4(b)).

  (iv)
  Impairment charges in connection with the equity method investments of RMB245 million, RMB18,153 million and RMB493 million were recorded in share of results of equity investees in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively.

    Impairment charges in connection with the cost method investments of RMB2,125 million and RMB1,753 million were recorded in interest and investment income, net in the consolidated income statements for the years ended March 31, 2017 and 2018, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

13.   Investments in equity investees (Continued)

    Out of the impairment charges relating to the equity method investments for the year ended March 31, 2018, RMB18,116 million was related to the Company's investment in Alibaba Pictures (Note 4(b)). The fair value measurements with respect to the impairments of other equity investees were individually insignificant and utilized a number of different unobservable inputs not subject to meaningful aggregation.

  (v)
  Upon the adoption of ASU 2016-01, the Company no longer accounts for certain other equity investments in privately held companies over which the Company neither has control nor significant influence through investment in common stock or in-substance common stock using the cost method, and RMB59,942 million were reclassified into investment securities (Note 11) as of April 1, 2018.

  As of March 31, 2018, cost method investments with an aggregate carrying amount of RMB30,318 million have appreciated in value and the Company estimated the fair value to be approximately RMB61,936 million. As of the same date, for certain other cost method investments with an aggregate carrying amount of RMB29,624 million, the Company identified no events or changes in circumstances that may have a significant adverse effect on the fair value of the investments and determined that it is not practicable to estimate their fair values.

  As of March 31, 2019, equity method investments with an aggregate carrying amount of RMB56,463 million that are publicly traded have increased in value and the total market value of these investments amounted to RMB72,200 million.

  For the years ended March 31, 2017, 2018 and 2019, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Operating data:
Revenue	125,701	284,706	488,775
Cost of revenue	(109,790)	(242,068)	(405,074)
(Loss) Income from operations	(9,071)	(7,072)	3,840
Net (loss) income	(6,743)	195	2,923

	As of March 31,
	2018	2019
	(in millions of RMB)
Balance sheet data:
Current assets	200,742	257,502
Non-current assets	184,310	222,484
Current liabilities	162,340	205,272
Non-current liabilities	26,107	34,191
Noncontrolling interests and mezzanine equity	16,586	10,151

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

14.   Property and equipment, net

	As of March 31,
	2018	2019
	(in millions of RMB)
Buildings and property improvements	45,909	61,940
Computer equipment and software	33,852	53,187
Construction in progress	5,110	6,959
Furniture, office and transportation equipment	2,057	3,889

	86,928	125,975
Less: accumulated depreciation and amortization	(20,439)	(33,945)

Net book value	66,489	92,030

  Depreciation and amortization expenses recognized for the years ended March 31, 2017, 2018 and 2019 were RMB5,177 million, RMB8,654 million and RMB14,818 million, respectively.

15.   Intangible assets, net

	As of March 31,
	2018	2019
	(in millions of RMB)
User base and customer relationships	13,510	47,913
Trade names, trademarks and domain names	14,198	22,592
Non-compete agreements (i)	7,820	12,528
Developed technology and patents	5,463	9,510
Licensed copyrights (Note 2(y))	9,182	9,225
Others	225	1,358

	50,398	103,126
Less: accumulated amortization and impairment	(22,933)	(34,850)

Net book value	27,465	68,276

  (i)
  In April 2017, the Company entered into a non-compete agreement with a former management member of Youku (Note 4(h)), with a fair value of RMB2,528 million. As of March 31, 2019, the remaining amortization period of the non-compete agreement is one year.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

15.   Intangible assets, net (Continued)

  The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
(in millions of RMB)
For the year ending March 31,
2020	14,418
2021	11,362
2022	8,779
2023	7,793
2024	7,378
Thereafter	18,546

68,276

16.   Goodwill

  Changes in the carrying amount of goodwill by segment for the years ended March 31, 2018 and 2019 were as follows:

	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total
	(in millions of RMB)
Balance as of April 1, 2017	79,855	368	40,521	4,676	125,420
Additions (i)	37,458	—	335	—	37,793
Impairment	—	—	(494)	—	(494)
Foreign currency translation adjustments	(515)	—	(55)	—	(570)

Balance as of March 31, 2018	116,798	368	40,307	4,676	162,149
Additions (i)	80,760	1,118	20,165	575	102,618
Foreign currency translation adjustments	157	(25)	36	—	168

Balance as of March 31, 2019	197,715	1,461	60,508	5,251	264,935

  (i)
  During the year ended March 31, 2018, additions under the core commerce segment were primarily related to the acquisition of Cainiao Network (Note 4(f)).

    During the year ended March 31, 2019, additions under the core commerce segment and the digital media and entertainment segment were primarily related to the acquisitions of Koubei and Ele.me (Note 4(c)) and the acquisition of Alibaba Pictures (Note 4(b)), respectively.

  Gross goodwill balances were RMB166,093 million and RMB268,879 million as of March 31, 2018 and 2019, respectively. Accumulated impairment losses were RMB3,944 million as of March 31, 2018 and 2019.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

16.   Goodwill (Continued)

  In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of nil, RMB494 million and nil during the years ended March 31, 2017, 2018 and 2019, respectively. The impairment losses were resulted from a revision of long-term financial outlook and the change in business model of those reporting units. The impairment loss was determined by comparing the carrying amounts of goodwill associated with the reporting units with their respective implied fair values of the goodwill. The goodwill impairment is presented as an unallocated item in the segment information (Note 25) because the CODM of the Company does not consider this as part of the segment operating performance measure.

17.   Deferred revenue and customer advances

  Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

	As of March 31,
	2018	2019
	(in millions of RMB)
Deferred revenue	13,350	18,448
Customer advances	9,940	13,814

	23,290	32,262
Less: current portion	(22,297)	(30,795)

Non-current portion	993	1,467

  All service fees received in advance are initially recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after the amounts are transferred to deferred revenue. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year. The amount of revenue recognized during the year ended March 31, 2019 from performance obligations satisfied (or partially satisfied) in previous periods is not material.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

18.   Accrued expenses, accounts payable and other liabilities

	As of March 31,
	2018	2019
	(in millions of RMB)
Current:
Payables and accruals for cost of revenue and sales and marketing expenses	40,363	51,958
Accrued bonus and staff costs, including sales commission	11,212	14,034
Payable to merchants and third party marketing affiliates	6,584	12,554
Other deposits and advances received	6,271	10,447
Payables and accruals for purchases of property and equipment	6,095	5,548
Amounts due to related companies (i)	1,996	4,570
Other taxes payable (ii)	2,382	3,448
Contingent and deferred consideration in relation to investments and acquisitions	807	3,301
Accrued professional services and administrative expenses	1,371	2,361
Accrued donations	1,215	1,738
Accrual for interest expense	885	924
Others (iii)	1,984	6,828

	81,165	117,711

Non-current:
Contingent and deferred consideration in relation to investments and acquisitions	408	3,872
Others	1,637	2,315

	2,045	6,187

  (i)
  Amounts due to related companies primarily represent balances arising from the transactions with Ant Financial and its subsidiaries (Note 21). The balances are unsecured, interest free and repayable within the next twelve months.

  (ii)
  Other taxes payable represent business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Company.

  (iii)
  Other current liabilities as of March 31, 2019 include a settlement provision of US$250 million (RMB1,679 million) for a U.S. federal class action lawsuit that has been pending since January 2015 (Note 24(g)).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

19.   Bank borrowings

  Bank borrowings are analyzed as follows:

	As of March 31
	2018	2019
	(in millions of RMB)
Current portion:
Short-term other borrowings (i)	6,028	7,356

Non-current portion:
US$4.0 billion syndicated loan denominated in US$ (ii)	24,957	26,780
Long-term other borrowings (iii)	9,196	8,647

	34,153	35,427

  (i)
  As of March 31, 2018 and 2019, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 2.2% to 6.1% and 2.9% to 19.0% per annum, respectively. As of March 31, 2019, the weighted average interest rate of these borrowings was 4.1% per annum. The borrowings are primarily denominated in RMB or US$.

  (ii)
  As of March 31, 2018 and 2019, the Company had a five-year US$4.0 billion syndicated loan, which was entered into with a group of eight lead arrangers. The loan has a five-year bullet maturity and is priced at 110 basis points over LIBOR. The related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company. The proceeds of the loan were used for general corporate and working capital purposes (including acquisitions). In May 2019, the loan terms were modified such that the interest rate of the loan was reduced to 85 basis points over LIBOR and the maturity of the loan was extended to May 2024.

  (iii)
  As of March 31, 2018 and 2019, the Company had long-term borrowings from banks with weighted average interest rates of approximately 4.5% and 4.6% per annum, respectively. The borrowings are all denominated in RMB.

  Certain other bank borrowings are collateralized by a pledge of certain bank deposits, buildings and property improvements, construction in progress and land use rights in the PRC with carrying values of RMB20,927 million and RMB18,314 million, as of March 31, 2018 and 2019, respectively. As of March 31, 2019, the Company is in compliance with all covenants in relation to bank borrowings.

  In April 2017, the Company obtained a new revolving credit facility provided by certain financial institutions for an amount of US$5.15 billion, which has not yet been drawn down. The interest rate on any outstanding utilized amount under this new credit facility is calculated based on LIBOR plus 95 basis points. This facility is reserved for general corporate and working capital purposes (including acquisitions).

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

19.   Bank borrowings (Continued)

  As of March 31, 2019, the borrowings will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	7,358
Between 1 to 2 years	841
Between 2 to 3 years	27,986
Between 3 to 4 years	577
Between 4 to 5 years	559
Beyond 5 years	5,576

42,897

20.   Unsecured senior notes

  In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the "2014 Senior Notes"), of which US$1.3 billion was repaid in November 2017. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed-rate notes.

  In December 2017, the Company issued another series of unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the "2017 Senior Notes"). The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

  The following table provides a summary of the Company's unsecured senior notes as of March 31, 2018 and 2019:

	As of March 31,
			Effective interest rate
	2018	2019
	(in millions of RMB)
US$2,250 million 2.500% notes due 2019	14,083	15,110	2.67%
US$1,500 million 3.125% notes due 2021	9,365	10,044	3.26%
US$700 million 2.800% notes due 2023	4,372	4,687	2.90%
US$2,250 million 3.600% notes due 2024	14,050	15,061	3.68%
US$2,550 million 3.400% notes due 2027	15,848	16,989	3.52%
US$700 million 4.500% notes due 2034	4,339	4,650	4.60%
US$1,000 million 4.000% notes due 2037	6,219	6,663	4.06%
US$1,750 million 4.200% notes due 2047	10,880	11,655	4.25%
US$1,000 million 4.400% notes due 2057	6,216	6,658	4.44%

Carrying value	85,372	91,517
Unamortized discount and debt issuance costs	624	589

Total principal amounts of unsecured senior notes	85,996	92,106
Less: current portion of principal amounts of unsecured senior notes	—	(15,127)

Non-current portion of principal amounts of unsecured senior notes	85,996	76,979

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

20.   Unsecured senior notes (Continued)

  The 2014 Senior Notes and the 2017 Senior Notes were issued at a discount with a total amount of US$47 million (RMB297 million). The debt issuance costs of US$82 million (RMB517 million) were presented as a direct deduction from the principal amount of the unsecured senior notes on the consolidated balance sheets. The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

  The 2014 Senior Notes and the 2017 Senior Notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. As of March 31, 2019, the Company is in compliance with all these covenants. In addition, the 2014 Senior Notes and the 2017 Senior Notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

  The proceeds from issuance of the 2014 Senior Notes were used in full to refinance a previous syndicated loan in the same amount. The proceeds from the issuance of the 2017 Senior Notes were used for general corporate purposes.

  As of March 31, 2019, the future principal payments for the Company's unsecured senior notes will be due according to the following schedule:

Principal amounts
(in millions of RMB)
Within 1 year	15,127
Between 1 to 2 years	—
Between 2 to 3 years	10,084
Between 3 to 4 years	—
Between 4 to 5 years	4,706
Thereafter	62,189

92,106

  As of March 31, 2018 and 2019, the fair values of the Company's unsecured senior notes, based on Level 2 inputs, were US$13,317 million (RMB83,590 million) and US$13,679 million (RMB91,964 million), respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

21.   Related party transactions

  During the years ended March 31, 2017, 2018 and 2019, other than disclosed elsewhere, the Company had the following material related party transactions:

  Transactions with Ant Financial and its affiliates

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Amounts earned by the Company
Profit Share Payments (i)	2,086	3,444	517
SME Annual Fee (ii)	847	956	954
Administrative and support services (iii)	531	676	1,017
Commission on transactions (iii)	409	497	591
Cloud computing revenue (iii)	264	482	761
Other amounts earned (iii)	144	529	898

	4,281	6,584	4,738

Amounts incurred by the Company
Payment processing fee (iv)	5,487	6,295	8,252
Other amounts incurred (iii)	952	1,894	1,328

	6,439	8,189	9,580

  (i)
  In 2014, the Company entered into the 2014 IPLA with Ant Financial. Under the 2014 IPLA, the Company receives the Profit Share Payments amounting to the sum of an expense reimbursement plus 37.5% of the consolidated pre-tax income of Ant Financial, subject to certain adjustments (Note 4(a)).

    Profit Share Payments were recognized in consolidated income statements, net of the costs incurred for the provision of the software technology services reimbursed by Ant Financial. The amounts reimbursed by Ant Financial to the Company were RMB245 million, RMB37 million and RMB106 million for the years ended March 31, 2017, 2018 and 2019, respectively.

  (ii)
  The Company entered into software system use and service agreements with Ant Financial in 2014. In calendar years 2016 to 2017, the Company received the SME Annual Fee equal to 2.5% of the average daily balance of the SME loans made by Ant Financial and its affiliates. In calendar years 2018 to 2021, the Company received or will receive the SME Annual Fee equal to the amount paid in calendar year 2017 (Note 4(a)).

  (iii)
  The Company has other commercial arrangements, treasury management arrangements and cost sharing arrangements with Ant Financial, its subsidiaries and affiliates on various sales and marketing, cloud computing, treasury management, and other administrative and support services.

    In addition, the Company entered into agreements with Ant Financial and its affiliates under which the Company receives a cash reimbursement for RSUs and options relating to the certain shares granted to employees of Ant Financial, its subsidiaries and affiliates, upon the vesting of the RSUs and options.

  (iv)
  The Company and Alipay, among others, entered into a commercial agreement in 2011 whereby the Company receives payment processing services in exchange for a payment processing fee, which was recognized in cost of revenue.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

21.   Related party transactions (Continued)

  As of March 31, 2018 and 2019, the Company had certain amounts of cash and short-term investments held in accounts managed by Alipay.

  Transactions with Cainiao Network

  The Company has commercial arrangements with Cainiao Network to receive certain logistics services. Expenses incurred in connection with the logistics services provided by Cainiao Network of RMB4,444 million and RMB3,437 million were recorded in the consolidated income statements for the year ended March 31, 2017 and for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017, respectively.

  The Company also has cost sharing and other services arrangements with Cainiao Network and its subsidiaries primarily related to various administrative and support services. In connection with these services provided by the Company, RMB152 million and RMB123 million were recorded in the consolidated income statements for the year ended March 31, 2017 and for the period from April 1, 2017 to the date of consolidation of Cainiao Network in October 2017, respectively.

  Transactions with Weibo Corporation ("Weibo")

  The strategic collaboration agreement and the marketing cooperation agreement that were entered into between the Company and Weibo, an equity investee of the Company, expired in January 2016. Expenses incurred in connection with the marketing services provided by Weibo pursuant to these agreements and other commercial arrangements of RMB340 million, RMB615 million and RMB624 million were recorded in the cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively.

  The Company also has other commercial arrangements with Weibo primarily related to cloud computing services. In connection with these services provided by the Company, RMB105 million, RMB223 million and RMB304 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2017, 2018 and 2019, respectively.

  Transactions with other investees

  Cainiao Network has commercial arrangements with certain investees of the Company related to logistics services. Revenues recognized in connection with these services of RMB72 million and RMB261 million were recorded in the consolidated income statements for the period from the date of consolidation of Cainiao Network in October 2017 to March 31, 2018 and the year ended March 31, 2019, respectively. Expenses incurred in connection with these services of RMB5,608 million and RMB12,933 million were recorded in the consolidated income statements for the same periods, respectively.

  The Company has extended loans to certain of the Company's investees for working capital and other uses in conjunction with the Company's investments. As of March 31, 2019, the aggregate outstanding balance of these loans was RMB2,543 million, with durations generally ranging from one month to ten years and interest rates of up to 10% per annum.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

21.   Related party transactions (Continued)

  Repurchase of ordinary shares from SoftBank

  In June 2016, the Company entered into a share purchase agreement with SoftBank, pursuant to which the Company repurchased 27,027,027 ordinary shares from SoftBank at US$74.00 per share (before the Share Subdivision as detailed in Note 2(a)) for an aggregate consideration of approximately US$2.0 billion. These ordinary shares were cancelled upon the completion of the transaction.

  Other transactions

  The Company's digital economy offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms obtained in arms-length transactions with similar unrelated parties.

  Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with SoftBank, its investees and other related parties to provide and receive certain marketing, logistics, traffic acquisition, cloud computing and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total costs and expenses, respectively, for the years ended March 31, 2017, 2018 and 2019.

  In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2017, 2018 and 2019. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

22.   Restricted net assets

  PRC laws and regulations permit payments of dividends by the Company's subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB112,524 million as of March 31, 2019. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries to satisfy any obligations of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

23.   Commitments

(a)   Capital commitments

  Capital expenditures contracted for are analyzed as follows:

	As of March 31,
	2018	2019
	(in millions of RMB)
Contracted but not provided for:
Purchase of property and equipment	3,181	5,656
Construction of corporate campuses	2,607	3,576

	5,788	9,232

(b)   Operating lease commitments for office facility and transportation equipment

  The Company has leased office premises and transportation equipment under non-cancellable operating lease agreements. These leases have different terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of March 31,
	2018	2019
	(in millions of RMB)
No later than 1 year	2,760	4,984
Later than 1 year and no later than 5 years	7,652	10,675
More than 5 years	11,940	15,346

Total	22,352	31,005

  For the years ended March 31, 2017, 2018 and 2019, the Company incurred rental expenses under operating leases of RMB747 million, RMB2,279 million and RMB4,699 million, respectively.

(c)   Commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses

	As of March 31,
	2018	2019
	(in millions of RMB)
No later than 1 year	19,737	21,768
Later than 1 year and no later than 5 years	12,097	22,291
More than 5 years	3,672	4,964

Total	35,506	49,023

(d)  Investment commitments

  The Company was obligated to pay up to RMB15,174 million and RMB23,954 million for business combinations and equity investments under various arrangements as of March 31, 2018 and 2019, respectively. The commitment balance as of March 31, 2018 primarily includes the consideration for the investment in Shiji Retail (Note 4(r)) and the acquisition of Kaiyuan (Note 4(e)). The commitment balance as of March 31, 2019

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

23.   Commitments (Continued)

(d)  Investment commitments (Continued)

  primarily includes the consideration for the investment relating to STO Express (Note 4(k)), Focus Media (Note 4(l)) and the remaining committed capital of certain investment funds.

(e)   Sponsorship commitment

  In January 2017, the Company entered into a framework agreement with the International Olympic Committee (the "IOC") and the United States Olympic Committee for a long-term partnership arrangement through 2028. Joining in The Olympic Partner worldwide sponsorship program, the Company has become the official "E-Commerce Services" Partner and "Cloud Services" Partner of the IOC. In addition, the Company has been granted certain marketing rights, benefits and opportunities relating to future Olympic Games and related initiatives, events and activities. The Company will provide at least US$815 million worth of cash, cloud infrastructure services and cloud computing services, as well as marketing and media support in connection with various Olympic initiatives, events and activities, including the Olympic Games and the Winter Olympic Games through 2028. As of March 31, 2018 and 2019, the aggregate amount of cash to be paid and value of services to be provided in the future approximates US$770 million and US$738 million, respectively.

24.   Risks and contingencies

  (a)
  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company conducts its Internet businesses and other businesses through various contractual arrangements with VIEs that are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

  (b)
  The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

24.   Risks and contingencies (Continued)

  (c)
  The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

  (d)
  Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and investment securities. As of March 31, 2017, 2018 and 2019, substantially all of the Company's cash and cash equivalents, short-term investments and restricted cash were held by major financial institutions located worldwide, including Hong Kong and the PRC. If the banking system or the financial markets deteriorate or become volatile, the financial institutions and other issuers of financial instruments held by the Company could become insolvent and the markets for these instruments could become illiquid, in which case the Company could lose some or all of the value of its investments.

  (e)
  During the years ended March 31, 2017, 2018 and 2019, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2017, 2018 and 2019, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

  (f)
  In the ordinary course of business, the Company makes strategic investments in privately held companies and listed securities to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors which the Company considers in its determination include the length of time that the fair value of the investment is below the Company's carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information, such as recent financing rounds completed by the investee companies. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations. If the decline in fair value is significant and other-than-temporary, the carrying value of the investment is written down to its fair value and this may negatively impact the results of operations of the Company.

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

24.   Risks and contingencies (Continued)

  (g)
  In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations relating to disputes relating to trademarks and other intellectual property, among others. As of March 31, 2019, the Company accrued a settlement provision of US$250 million (RMB1,679 million) for the settlement of a U.S. federal class action lawsuit in exchange for a full release of all claims brought in the lawsuit that has been pending since January 2015 (Note 18). Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are probable to have, a material impact on the Company's financial positions, results of operations or cash flows. Except for the above, the Company did not accrue any other material loss contingencies in this respect as of March 31, 2017, 2018 and 2019.

25.   Segment information

  The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

  The following tables present the summary of each segment's revenue, income from operations and adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") which is considered as a segment operating performance measure, for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31, 2017
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	133,880	6,663	14,733	2,997	158,273	—	158,273
Income (Loss) from operations	74,180	(1,681)	(9,882)	(6,798)	55,819	(7,764)	48,055
Add: share-based compensation expense	5,994	1,201	1,454	3,017	11,666	4,329	15,995
Add: amortization of intangible assets	2,258	4	1,886	656	4,804	318	5,122

Adjusted EBITA (ii)	82,432	(476)	(6,542)	(3,125)	72,289	(3,117)

Adjusted EBITA margin (iii)	62%	(7)%	(44)%	(104)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

25.   Segment information (Continued)

	Year ended March 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	214,020	13,390	19,564	3,292	250,266	—	250,266
Income (Loss) from operations	102,743	(3,085)	(14,140)	(6,901)	78,617	(9,303)	69,314
Add: share-based compensation expense	8,466	2,274	2,142	3,707	16,589	3,486	20,075
Add: amortization of intangible assets	2,891	12	3,693	198	6,794	326	7,120
Add: impairment of goodwill	—	—	—	—	—	494	494

Adjusted EBITA (ii)	114,100	(799)	(8,305)	(2,996)	102,000	(4,997)

Adjusted EBITA margin (iii)	53%	(6)%	(42)%	(91)%

	Year ended March 31, 2019
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Total segments	Unallocated (i)	Consolidated
	(in millions of RMB, except percentages)
Revenue	323,400	24,702	24,077	4,665	376,844	—	376,844
Income (Loss) from operations	109,312	(5,508)	(20,046)	(11,795)	71,963	(14,879)	57,084
Add: share-based compensation expense	17,694	4,332	2,988	5,774	30,788	6,703	37,491
Add: amortization of intangible assets	9,161	18	1,262	50	10,491	236	10,727
Add: settlement of U.S. federal class action lawsuit	—	—	—	—	—	1,679	1,679

Adjusted EBITA (ii)	136,167	(1,158)	(15,796)	(5,971)	113,242	(6,261)

Adjusted EBITA margin (iii)	42%	(5)%	(66)%	(128)%

ALIBABA GROUP HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

25.   Segment information (Continued)

  The following table presents the reconciliation from the Adjusted EBITA to the consolidated net income for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Total Segments Adjusted EBITA	72,289	102,000	113,242
Unallocated (i)	(3,117)	(4,997)	(6,261)
Share-based compensation expense	(15,995)	(20,075)	(37,491)
Amortization of intangible assets	(5,122)	(7,120)	(10,727)
Impairment of goodwill	—	(494)	—
Settlement of U.S. federal class action lawsuit	—	—	(1,679)

Consolidated income from operations	48,055	69,314	57,084
Interest and investment income, net	8,559	30,495	44,106
Interest expenses	(2,671)	(3,566)	(5,190)
Other income, net	6,086	4,160	221
Income tax expenses	(13,776)	(18,199)	(16,553)
Share of results of equity investees	(5,027)	(20,792)	566

Consolidated net income	41,226	61,412	80,234

  The following table presents the total depreciation and amortization expenses of property and equipment and land use rights by segment for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
	2017	2018	2019
	(in millions of RMB)
Core commerce	2,124	3,784	6,672
Cloud computing	1,438	3,047	6,580
Digital media and entertainment	752	986	1,182
Innovation initiatives and others and unallocated (i)	970	972	528

Total depreciation and amortization expenses of property and equipment and land use rights	5,284	8,789	14,962

  (i)
  Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

  (ii)
  Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expense, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, and (iii) settlement of a U.S. federal class action lawsuit, which are not reflective of the Company's core operating performance.

  (iii)
  Adjusted EBITA margin represents Adjusted EBITA divided by revenue.

  Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.